Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
TIME WARNER CABLE INC.,
AVATAR MERGER SUB INC.
AND
NAVISITE, INC.
Dated as of February 1, 2011

TABLE CONTENTS

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of February 1, 2011, is by and among Time Warner Cable Inc., a Delaware corporation (“Parent”), Avatar Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NaviSite, Inc., a Delaware corporation (the “Company”).
          WHEREAS, pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company with the Company as the Surviving Corporation (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transaction”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock of the Company, par value $.01 per share (the “Company Common Stock”), not owned directly or indirectly by Parent, Merger Sub or the Company (other than Dissenting Shares and Forfeited Stock) shall be converted into the right to receive $5.50 per share of Company Common Stock in cash (the “Common Stock Merger Consideration”), subject to any withholding of Taxes required by applicable Law and each issued and outstanding share of Series A Convertible Preferred Stock of the Company, par value $.01 per share (the “Series A Preferred Stock”), not owned directly or indirectly by Parent, Merger Sub or the Company (other than Dissenting Shares) shall be converted into the right to receive $8.00 per share in cash (the “Preferred Stock Merger Consideration,” and together with the Common Stock Merger Consideration, the “Stock Merger Consideration”), subject to any withholding of Taxes required by applicable Law;
          WHEREAS, the Board of Directors of the Company (the “Company Board”) has formed a special committee of the Company Board for the purpose of, among other things, evaluating and making a recommendation to the full Company Board with respect to this Agreement and the Transaction (the “Special Committee”);
          WHEREAS, the Company Board, following the recommendation of the Special Committee, and on the terms and subject to the conditions set forth herein, has unanimously approved and declared advisable this Agreement and the Transaction, including the Merger;
          WHEREAS, the Board of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved and declared advisable this Agreement and the Transaction, including the Merger;
          WHEREAS, effective concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the holders of the outstanding warrants to purchase shares of the Company Common Stock (the “Company Warrants”) are entering into an agreement (the “Warrant Holders Agreement”) with the Company, pursuant to which, among other things, such holders agree that their warrants shall be, in connection with the Merger, cancelled and converted into the right to receive, for each Company Warrant, the excess, if any, of the Common Stock Merger Consideration over the exercise price of such Company Warrant; and
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) are entering into voting agreements (the “Voting Agreements”) with Parent and Merger Sub, pursuant to which, among other things, the Principal Stockholders agree, subject to the terms thereof, to vote in favor of the adoption of this Agreement.
          NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
ARTICLE I
The Merger
     1.1 The Merger.
               (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in Section 259 of the DGCL.
               (b) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in their entirety in the form set forth as Exhibit A hereto until thereafter changed or amended as provided therein, by the certificate of incorporation of the Surviving Corporation or by applicable Law.
     1.2 Effective Time. Parent, Merger Sub and the Company shall cause a certificate of merger or other appropriate documents (the “Certificate of Merger”) to be duly executed and filed in accordance with the DGCL on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Delaware and shall make all other filings or recordings required in connection with the Merger under the DGCL. The Merger shall become effective at the time such Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as Parent and the Company may agree in writing and specify in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”
     1.3 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Boston time, on a date to be specified in writing by the parties, such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”), at the offices of BRL Law Group LLC, 425 Boylston Street, Boston, Massachusetts, unless another time, date or place is agreed to in writing by the parties hereto.
     1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Laws.
ARTICLE II
Merger Consideration; Conversion of Stock
     2.1 Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:
               (a) Capital Stock of Merger Sub. Each share of common stock of Merger Sub, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $.01 per share.
               (b) Cancellation of Parent-Owned, Merger Sub-Owned and Company-Owned Company Common Stock and Series A Preferred Stock. Each outstanding or issued share of Company Common Stock or Series A Preferred Stock that is owned by Parent, Merger Sub or the Company, or by any wholly owned direct or indirect Subsidiary of Parent, Merger Sub or the Company, immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.
               (c) Conversion of Company Common Stock. As of immediately prior to the Effective Time, all shares of then otherwise unvested restricted

Company Common Stock other than Forfeited Stock (as defined below) issued and then outstanding under any Company Equity Incentive Plan shall be fully vested (such shares of Company Common Stock that vest as of the Effective Time, the “Vested Restricted Stock”). Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and other than each outstanding (but otherwise unvested) share of restricted Company Common Stock issued under the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended, that is subject to performance-based vesting and which would not otherwise vest in accordance with its terms as of the Effective Time (the “Forfeited Stock”)) shall automatically be converted into the right to receive cash in an amount equal to the Common Stock Merger Consideration. As of the Effective Time, all shares of Forfeited Stock shall be forfeited and cancelled without action required by any Person and without consent of the holders thereof, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor. As of the Effective Time, all shares of Company Common Stock then issued and outstanding shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry shares (“Book-Entry Shares”) representing any such shares of Company Common Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive (other than with respect to Excluded Shares, Dissenting Shares and Forfeited Stock) the Common Stock Merger Consideration, without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.1(h).
               (d) Conversion of Series A Preferred Stock. Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive cash in an amount equal to the Preferred Stock Merger Consideration. As of the Effective Time, all shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate or Book-Entry Shares representing any such shares of Series A Preferred Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive (other than with respect to Excluded Shares and Dissenting Shares) the Preferred Stock Merger Consideration, without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.1(h). For the avoidance of doubt, the parties hereto agree that all accrued and unpaid dividends on the Series A Preferred Stock through the Effective Time shall be paid in kind immediately prior to the Effective Time and be deemed outstanding at such time.
               (e) Company Stock Options. The Company shall take all requisite action so that at the Effective Time, each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“Company Stock Options”) under any employee equity incentive plan or arrangement of the Company other than the Company’s Amended and Restated 1999 Employee Stock Purchase Plan (“Company Equity Incentive Plans”) shall be automatically converted into the right to receive an amount equal to the product of (x) the excess, if any, of the Common Stock Merger

Consideration over the exercise price of each such Company Stock Option multiplied by (y) the number of unexercised shares of Company Common Stock subject thereto (the “Closing Option Merger Consideration”). At the Effective Time, all such Company Stock Options shall be cancelled and shall represent only the right to receive the Closing Option Merger Consideration.
               (f) Warrants. At the Effective Time, each Company Warrant shall be automatically converted into the right to receive an amount equal to the product of (x) the excess, if any, of the Common Stock Merger Consideration over the exercise price of each such Company Warrant multiplied by (y) the number of unexercised shares of Company Common Stock subject thereto (the “Warrant Consideration”). At the Effective Time, all such Company Warrants shall be cancelled and shall represent only the right to receive the Warrant Consideration.
               (g) ESPP. Each option to purchase shares of Company Common Stock outstanding as of the date of this Agreement under the Company’s Amended and Restated 1999 Employee Stock Purchase Plan, as amended (the “ESPP”), shall terminate not later than the Effective Time, provided that the Company may permit each participant in the ESPP to purchase from the Company as many whole shares of Company Common Stock as the balance of the participant’s account will allow as of a date not less than 10 days prior to the Effective Time (which date shall be reasonably determined by the Company Board, or a committee thereof in accordance with the ESPP), at the applicable price determined under the terms of the ESPP for such option, using such date as the final purchase date for the offering period and consistent with any other applicable limitations on purchases under the ESPP, and any amounts remaining in any participant’s account after any such purchase will be refunded to the participant. Upon the expiration of such offering period and the occurrence of the exercise date pursuant to the preceding sentence, no further offering period or purchase period shall commence under the ESPP.
               (h) Disposition of Certificates and Book-Entry Shares; Paying Agent. As promptly as reasonably practicable prior to the Closing Date, Parent shall appoint a bank or trust company to act as Paying Agent (the “Paying Agent”), which Paying Agent shall be reasonably acceptable to the Company, for the payment of the Stock Merger Consideration and the Warrant Consideration (collectively referred to as the “Merger Consideration”) other than the Restricted Stock Consideration (as defined in Section 2.1(j)(ii)). Parent shall enter into a paying agent agreement with the Paying Agent (the “Paying Agent Agreement”) on customary terms, which terms shall be in form and substance reasonably acceptable to the Company, prior to the Effective Time. At or prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, holders of shares of Series A Preferred Stock, and holders of Company Warrants for payment in accordance with Section 2.1 the aggregate Merger Consideration less the Restricted Stock Consideration (such total deposited cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make payments of the Merger Consideration out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement. The Payment Fund shall not be used for any other purpose.

               (i) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Stock or Series A Preferred Stock on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of the Company Common Stock or Series A Preferred Stock, as applicable, outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock or Series A Preferred Stock, as applicable, except as otherwise provided for herein. Until surrendered in accordance with this Section 2.1, each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Stock Merger Consideration. Any Stock Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate or Book-Entry Share and the shares of Company Common Stock or Series A Preferred Stock formerly represented thereby.
               (j) Payment Procedures.
               (i) As promptly as reasonably practicable after the Effective Time (but in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) a Certificate or Certificates or Book-Entry Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Excluded Shares and Vested Restricted Stock), (ii) outstanding shares of Series A Preferred Stock (other than Excluded Shares), and (iii) Company Warrants (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, Book-Entry Shares or Company Warrants shall pass to the Paying Agent, only upon delivery of the Certificates, Book-Entry Shares or Company Warrants to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates, Book-Entry Shares or Company Warrants in exchange for the applicable Merger Consideration to which the holder thereof is entitled pursuant to this Agreement. Upon delivery of any Certificate, Book-Entry Shares or Company Warrant to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate, Book-Entry Shares or Company Warrant shall be entitled to receive in exchange therefor the amount of cash payable in respect of the shares of Company Common Stock or Series A Preferred Stock, as applicable, previously represented by such Certificate or Book-Entry Shares pursuant to the provisions of this Article II or the amount of cash payable in respect of the Company Warrants pursuant to the provisions of this Article II. In the event of a transfer of ownership of Company Common Stock or Series A Preferred Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
               (ii) At the Effective Time, Parent shall deposit or cause to be deposited with the Company cash in U.S. dollars equal to the aggregate Closing Option Merger Consideration. At the Effective Time, Parent shall also deposit or cause to be deposited with the Company cash in U.S. dollars equal to that portion of the aggregate Common Stock Merger Consideration that is payable to holders of Vested Restricted Stock (such portion of the Common Stock Merger Consideration, the “Restricted Stock Consideration”). The Company shall pay the holders of Company Stock Options the cash payments described in Section 2.1(e) as soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days following the Effective Time. The Company shall pay to each holder of any shares of Vested Restricted Stock the Stock Merger Consideration payable in respect thereof as described in Section 2.1(c) as soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days following the Effective Time. Any payment made pursuant to this Section 2.1(j)(ii) to the holder of any Company Stock Option or share of Vested Restricted Stock shall be reduced by any income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Laws and (iii) any other applicable Laws.
               (k) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed for twelve (12) months after the Effective Time shall be delivered to Parent, and any holders of shares of Company Common Stock, Series A Preferred Stock or Company Warrants prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of the Common Stock Merger Consideration, Preferred Stock Merger Consideration or Warrant Consideration, as applicable.
               (l) No Liability. None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Common Stock Merger Consideration, Preferred Stock Merger Consideration, Closing Option Merger Consideration or Warrant Consideration, as applicable, from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
               (m) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, however, that, if invested, such investments shall be in short-term obligations of, or short-term obligations guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.
               (n) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and (ii) at the request of Parent, the posting by such Person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation or any of its Affiliates with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Stock Merger Consideration payable in respect thereof pursuant to this Agreement.
     2.2 Withholding Rights. The Company, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Company, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.
     2.3 Appraisal Rights.
               (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Series A Preferred Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Common Stock Merger Consideration or Preferred Stock Merger Consideration, as applicable. Such holders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Rights, then the right of such holder to be paid such consideration as is determined to be due pursuant to Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the applicable Common Stock Merger Consideration or Preferred Stock Merger Consideration, without interest.
               (b) The Company shall give Parent (i) written notice as promptly as reasonably practicable of any written demands for appraisal of any shares of Company Common Stock or Series A Preferred Stock, the withdrawals of such demands and any other instrument relating to appraisal served on the Company under the DGCL and (ii) the right to control all negotiations and proceedings with respect to such demands for appraisal; provided, that the Company shall have the right to participate in such negotiations and proceedings and, provided, further, that for the avoidance of doubt, prior to the Effective Time Parent shall not have the authority to cause the Company to commit to or incur any obligations with respect to any demands for appraisal rights, except to the extent that any such obligation is conditioned upon the occurrence of the Merger.
     2.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Company Common Stock or Series A Preferred Stock, as applicable, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or Series A Preferred Stock, as applicable, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock-based dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the applicable Stock Merger Consideration shall be adjusted appropriately to provide to the holders of the Company Common Stock or Series A Preferred Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange or similar transaction. Notwithstanding the foregoing, no such adjustments shall be made in connection with any in kind dividends payable on the outstanding shares of the Series A Preferred Stock pursuant to the Company’s certificate of incorporation, as in effect on the date of this Agreement.
ARTICLE III
Representations and Warranties of the Company
          The Company represents and warrants to Parent and Merger Sub that, except as disclosed in the corresponding sections of the disclosure schedule delivered at or prior to the execution hereof to Parent and Merger Sub (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, or in the Company SEC Reports filed since July 31, 2007 and before the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer), the following statements are true and correct.
     3.1 Existence; Good Standing; Authority; Compliance with Law.
               (a) The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
               (b) Each of the entities listed in Section 3.1(b) of the Company Disclosure Schedule (the “Company Subsidiaries”) is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no Subsidiaries other than the Company Subsidiaries.
               (c) Neither the Company nor any of the Company Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or has received any written notice that the Company or any of the Company Subsidiaries is in violation of any Law to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation, alone or together with all other violations, would reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, neither the Company nor any Company Subsidiary is under investigation with respect to any material violation of any Law. The Company and the Company Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable Law or governmental regulations in connection with their businesses as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action, alone or together with all other such failures, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
               (d) Since July 31, 2007, neither the Company nor any of the Company Subsidiaries has: (i) to the Company’s Knowledge, used any of its funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) to the Company’s Knowledge, made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010, the Prevention of Corruption Acts 1889 to 1916 or any comparable Law; or (iv) to the Company’s Knowledge, made or agreed to make any other unlawful payment.
               (e) The Company has previously provided or made available to Parent true and complete copies of the certificate of incorporation and bylaws and the other charter documents, articles of incorporation, bylaws, articles of association, statutory registers, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries as in effect on the date of this Agreement. The Company and the Company Subsidiaries are not in violation of such certificate of incorporation and bylaws and the other charter documents, articles of incorporation, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto).
     3.2 Authorization, Takeover Laws, Validity and Effect of Agreements.
               (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its covenants and obligations under this Agreement, and, subject to obtaining the Company Stockholder Approval, to consummate the Merger. Subject to obtaining the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate action on behalf of the Company. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement and the Transaction. This Agreement, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and, as to enforceability, general principles of equity (the “Bankruptcy and Equity Exception”), whether considered in a proceeding at law or in equity.
               (b) The Company Board, at a meeting duly called and held, unanimously (i) approved and declared advisable this Agreement and the Transaction, including the Merger, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Transaction on the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement be submitted for adoption by the stockholders of the Company at the

Company Stockholders’ Meeting and (iv) resolved to recommend that stockholders of the Company adopt this Agreement (the “Company Recommendation”).
     3.3 Capitalization.
               (a) The authorized capital stock of the Company consists of 395,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”), of which 5,000,000 shares of Company Preferred Stock are designated as Series A Preferred Stock. As of January 31, 2011 (i) 38,192,914 shares of Company Common Stock were issued and outstanding (which includes 883,598 shares of restricted Company Common Stock issued under the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended), (ii) 4,335,726.25 shares of Series A Preferred Stock were issued and outstanding, (iii) 6,479,028 shares of Company Common Stock were reserved for issuance upon exercise of Company Stock Options outstanding and held by employees and members of the Company’s and Company Subsidiaries’ boards of directors (or comparable bodies) under the Company Equity Incentive Plans, 5,163,405 shares of which were vested, (iv) 119,888 shares of Company Common Stock were reserved for issuance under the ESPP, and (v) 1,200,131 shares of Company Common Stock were reserved for issuance upon exercise of the Company Warrants. As of the date of this Agreement, the Company had no shares of Company Common Stock or Company Preferred Stock issued or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
               (b) The Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
               (c) Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Stock Options, including the name of each Person to whom such Company Stock Options have been granted, the number of shares subject to each Company Stock Option, the per share exercise price for each Company Stock Option and the portion of each Company Stock Option that is currently exercisable. Except for the Company Stock Options (all of which have been issued under the Company Equity Incentive Plans) or as set forth on Section 3.3(c) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any existing options, warrants, calls, subscriptions, convertible securities, conversion rights, redemption rights, repurchase rights, arrangements or other rights, Contracts or commitments which obligate the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock or other securities of the Company or any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or other securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

               (d) Section 3.3(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of the unvested stock awards outstanding under the Company Equity Incentive Plans, including the name of each Person to whom such restricted stock awards have been granted and the number of shares granted. Neither the Company nor any Company Subsidiary has issued any “phantom” stock or stock appreciation rights or other similar instruments.
               (e) Except as expressly provided for in this Agreement, the Voting Agreements and the Warrant Holders Agreement, there are no Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares (other than Contracts restricting the transfer of unvested shares of restricted Company Common Stock issued and outstanding under the Company Equity Incentive Plans), and, to the Company’s Knowledge, there are no third party Contracts with respect to the voting of any such shares or which restrict the transfer of any such shares.
               (f) Except as set forth on Section 3.3(f) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary.
               (g) All Company Stock Options have an exercise price per share that was not less than the “fair market value” of a share of Company Common Stock on the date of grant, as determined in accordance with the terms of any applicable granting instrument and, to the extent applicable, sections 409A and 422 of the Code. All Company Stock Options have been properly accounted for by the Company in accordance with GAAP, and no change is expected in respect of any prior Company financial statement relating to expenses for stock compensation. There is no pending audit, investigation or inquiry by any Governmental Entity or by the Company or a Subsidiary with respect to the Company’s stock option granting practices or other equity compensation practices.
     3.4 Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary. All issued and outstanding shares of capital stock or other equity interests of each corporate Company Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth on Section 3.4 of the Company Disclosure Schedule, all issued and outstanding shares of capital stock or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company, free and clear of all liens, pledges, charges, mortgages, security interests, claims or other encumbrances on title (“Encumbrances”).
     3.5 Other Interests. Section 3.1(b) of the Company Disclosure Schedule sets forth all interests and investments (whether equity or debt) in any Person owned directly or indirectly by the Company, other than investments in short-term investment securities, shares of capital stock or other equity interests in the Company Subsidiaries and intercompany receivables owing by and to wholly owned Company Subsidiaries or by wholly owned Company Subsidiaries to the Company.
     3.6 Consents and Approvals; No Violations. Prior to the date of this Agreement, the Company has obtained all authorizations, consents and approvals listed on Section 3.6 of the Company Disclosure Schedule in connection with the execution and delivery of this Agreement, and except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Exchange Act, the Securities Act and state securities or state “blue sky” laws, (ii) the HSR Act or any other antitrust Laws and (iii) any applicable rules and regulations of Nasdaq and (b) the filing of the Certificate of Merger, the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the Transaction and compliance by the Company with any of the provisions hereof do not and will not, (I) conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (II) require any filing by the Company or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, (x) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, court or arbitrator or arbitral body (public or private), (y) any self-regulatory organization (including stock exchanges) or (z) any political subdivision of any of the foregoing (a “Governmental Entity”), (III) result in a violation or breach by the Company of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (IV) violate any federal, state, local, domestic or foreign law, common law, ordinance, code, writ, injunction, decree, statute, rule or regulation, applicable to the Company or any Company Subsidiary or any of its respective properties or assets (collectively, “Law” or “Laws”), excluding from the foregoing clauses (II), (III) and (IV) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     3.7 SEC Reports and Financial Statements.
               (a) The Company has filed all required forms and reports with the SEC since July 31, 2007 (including all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”)) (collectively, the “Company SEC Reports”). As of their respective dates, the Company SEC Reports (a) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the “Securities Laws”), each as in effect on the date the Company SEC Report was filed or effective, (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (c) were filed on a timely basis. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. The Company has made available to Parent correct and complete copies of all written comment letters from the staff of the SEC received since July 31, 2007 relating to the Company SEC Reports and all responses thereto other than with respect to requests for confidential treatment, in all cases which are not available on the SEC’s EDGAR system prior to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
               (b) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.
               (c) The Company maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that are effective to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the Company’s management as appropriate to allow timely decisions regarding disclosure, and to make the certifications, required pursuant to Section 302 and 906 of the Sarbanes-Oxley Act. Since July 31, 2007, the Company’s principal executive officer and its principal financial officer (each as defined in the Sarbanes-Oxley Act) (or each former principal executive officer and each former principal financial officer of the Company, as applicable) have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports. Since July 31, 2007, neither the Company nor any of the Company Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
               (d) Since July 31, 2007 through the date of this Agreement, (i) neither the Company nor any of the Company Subsidiaries, nor any director or executive officer of the Company or any of the Company Subsidiaries has, and, to the Company’s Knowledge, no other officer, employee or accountant of the Company or any of the Company Subsidiaries has, received any material complaint, allegation, assertion or claim, in writing (or, to the Company’s Knowledge, orally) that the Company or any of the Company Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a material violation of Securities Laws or breach of fiduciary duty by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.
               (e) The aggregate outstanding Indebtedness of the Company and the Company Subsidiaries as of the date hereof does not exceed $79.9 million in the aggregate (the components of which are set out on Section 3.7(e) of the Company Disclosure Schedules and which amount includes $26.6 million of Indebtedness for contingent lease guarantees). Section 3.7(e) of the Company Disclosure Schedule lists the outstanding Indebtedness (and the principal amount thereof) of the Company and the Company Subsidiaries in excess of $500,000 as of the date hereof.
     3.8 Litigation. Section 3.8 of the Company Disclosure Schedule lists all suits, claims, actions, proceedings, investigations, demands, charges, complaints, examinations, indictments, litigation and other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries. Except as otherwise provided in Section 3.8 of the Company Disclosure Schedule, there are no Legal Actions pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, and neither the Company nor any Company Subsidiary is subject to any judgment, order, settlement or arbitration award, which have had or would, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay the consummation of the Transaction, (ii) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (iii) result in a Company Material Adverse Effect.
     3.9 Absence of Certain Changes. From October 31, 2010 through the date hereof, except for the process leading to the execution of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the usual, regular and ordinary course of business, consistent with past practice, and there has not occurred or been discovered: (a) a Company Material Adverse Effect, (b) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP, or (c) any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s prior written consent, would constitute a breach of Section 5.1(a), 5.1(b), 5.1(c), 5.1(d), 5.1(f), 5.1(g), 5.1(h), 5.1(k), 5.1(l) or 5.1(p).

     3.10 Taxes.
               (a) Except as noted on Section 3.10(a) of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has (i) properly prepared and timely filed (or had filed on their behalf) all Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects, and (ii) has fully and timely paid (or had paid on their behalf) all Taxes (whether or not shown on such Tax Returns) as required to be paid by it.
               (b) Except as noted on Section 3.10(b) of the Company Disclosure Schedule, no audit or other proceeding by any governmental authority is pending or, to the Company’s Knowledge, threatened with respect to any Taxes due from or with respect to the Company or any of the Company Subsidiaries. There are no deficiencies for any Taxes that have been asserted or assessed against the Company or any of the Company Subsidiaries as of the date of this Agreement, and except as noted on Section 3.10(b) of the Company Disclosure Schedule, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of the Company Subsidiaries for any taxable period, and no requests for any such waivers are pending.
               (c) There are no Encumbrances for Taxes upon the assets or properties of the Company or any of the Company Subsidiaries, except for statutory Encumbrances for current Taxes not yet due.
               (d) Except as noted on Section 3.10(d) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the “affiliated group”, within the meaning of Section 1504(a) of the Code, filing consolidated federal income Tax Returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Tax Law, as a transferee or successor, or otherwise.
               (e) The Company and the Company Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws. The Company and the Company Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable Laws.
               (f) Neither the Company nor any of the Company Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, Section 108(i) of the Code or for any other reason.
               (g) Neither the Company nor any of the Company Subsidiaries has entered into any transaction that constitutes (i) a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b) or (ii) a “confidential corporate tax shelter” within the meaning of Treasury Regulation § 301.6111-2(a)(2).
               (h) The Company has made available to the Parent, in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, all information within its possession relevant to an accurate determination of (i) the current net operating loss carryforwards of the Company and the Company Subsidiaries (the “NOLs”), and (ii) any potential limitations of the use of the NOLs imposed by Sections 382 or 384 of the Code. To the Company’s Knowledge, the information the Company made available to KPMG in connection with KPMG’s "§382 Ownership Change Analysis” dated May 19, 2010, was, at the time provided, and remains, true, correct and complete in all respects material to such “§382 Ownership Change Analysis” (with respect to facts in existence as of May 19, 2010). There are no Legal Actions pending or, to the Company’s Knowledge, threatened against, with respect to or in limitation of the NOLs, including any limitations under Sections 382 or 384 of the Code (other than limitations incurred in connection with transactions contemplated by this Agreement).
               (i) Section 3.10(i) of the Company Disclosure Schedule accurately reflects in all material respects the Tax basis of the Company and the Company Subsidiaries in their respective assets.
               (j) With respect to the Company Subsidiaries resident in the UK (the “UK Subs”), prior to Closing, since at least July 31, 2007, there has been no change of ownership of the UK Subs (within the meaning of sections 719 to 725 Corporation Tax Act 2010), nor since that date has there been any major change in the nature or conduct of a trade or business carried on by the UK Subs (within the meaning of section 673 or section 677 Corporation Tax Act 2010), nor since that date has the scale of the activities in a trade carried on by the UK Subs become small or negligible.
     3.11 Real Properties, Personal Property and Assets.
               (a) Neither the Company nor any Company Subsidiary owns any real estate. Section 3.11 of the Company Disclosure Schedule sets forth a correct and complete list of each real property lease and sublease pursuant to which the Company or any Company Subsidiary is, or has any obligations or liabilities of, a lessee or sublessee (collectively, the “Leases”). All those parcels of real property or portions thereof (together with those improvements (and all components thereof) and fixtures thereon)

which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy, now or in the future, pursuant to a Lease (“Leased Real Property”) constitute all of the real property utilized by the Company and the Company Subsidiaries in the operation of its business. The Company has made available to Parent correct and complete copies of all Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof. With respect to each Lease listed in Section 3.11 of the Company Disclosure Schedule:
               (i) neither the Company nor any of the Company Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and
               (ii) all improvements (and all components thereof) and all fixtures located on the Leased Real Property, are, in all material respects, in good working order and repair, ordinary wear and tear excepted. All telecommunication lines and systems serving the Leased Real Property are installed and operating in a manner sufficient to enable the Leased Real Property to continue to be used and operated in a manner sufficient to carry on the respective businesses as presently conducted by the Company or a Company Subsidiary in all material respects. All electrical systems and facilities included therein, are installed, have sufficient electrical power and are operating in a manner sufficient to carry on the respective businesses as presently conducted by the Company and the Company Subsidiaries in all material respects.
               (b) The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company and the Company Subsidiaries (the “Assets”) are, in the aggregate, sufficient, in all material respects, to carry on their respective businesses as presently conducted and are, in all material respects, in adequate operating condition and capable of being used for their intended purposes, ordinary wear and tear excepted. The Company and the Company Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use in the usual, regular and ordinary course of business, consistent with past practice, such Assets that are material to the Company and the Company Subsidiaries, taken as a whole, free and clear of all material Encumbrances.
     3.12 Environmental Matters.
               (a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any notice (i) of any administrative or judicial enforcement proceeding pending, or to the Company’s Knowledge threatened, against the Company or any Company Subsidiary under any Environmental Law or (ii) that it is potentially responsible under any Environmental Law for costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location; and there has not been any release on the real property leased, owned, formerly owned, used or formerly used by the Company or any Company Subsidiary of Hazardous Materials that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
               (b) Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries possess all licenses required under Environmental Laws to operate their respective businesses as presently operated (the “Environmental Licenses”), and the Company and the Company Subsidiaries are, and have been since January 1, 2008, in compliance with Environmental Laws and the Environmental Licenses.
               (c) Section 3.12(c) of the Company Disclosure Schedule sets forth a true and complete list of all material environmental reports, surveys and assessments in the possession or control of the Company relating to environmental matters.
     3.13 Employee Benefit Plans.
               (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of every (a) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) including any retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans and (b) employment, bonus, stock option, stock purchase, restricted stock, phantom stock or other equity based arrangement, incentive, deferred compensation, termination, severance, retention, change of control, vacation, pension, profit-sharing, savings, collective bargaining, consulting, executive compensation, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, practice, agreement or arrangement, or other employee benefit plan, program, practice or arrangement, whether written or unwritten, formal or informal (i) under which any current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary has any present or future right to benefits by reason of their service as a current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary, or that is maintained, sponsored or contributed to by any of the Company or any Company Subsidiary, or which any of the Company or any Company Subsidiary has any obligation to maintain, sponsor or contribute, (ii) with respect to which any of the Company or any Company Subsidiary has any direct or indirect liability, whether contingent or otherwise, or (iii) that is maintained or contributed to by the Company or any Company Subsidiary or ERISA Affiliates for the benefit of current or former employees of the Company or any Company Subsidiary (“Employee Programs”). Each Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS that it is so qualified taking into account the Economic Growth Tax Relief Reconciliation Act of 2001 and that has not been revoked, or the remedial amendment period under Section 401(b) of the Code and IRS Revenue Procedure 2005-66 has not expired, and to the Company’s Knowledge, no fact or event has occurred that would reasonably be expected to adversely affect such qualification.

          (b) With respect to each Employee Program, the Company has made available to Parent (if applicable to such Employee Program): (i) all material documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements); (ii) the most recent IRS determination letter or IRS opinion letter with respect to such Employee Program qualified under Code Section 401(a), if any; (iii) for the three most recent years (A) Forms 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports; (iv) the most recent summary plan description, summary of material modifications and all other written communications (or a description of all material oral communications); (v) any insurance policy related to such Employee Program; and (vi) for the last three years, all correspondence with the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, the UK Pensions Regulator or the SEC and any other Governmental Entity regarding the operation or administration of any Employee Program.
          (c) Each Employee Program has in all material respects been operated and administered in accordance with its terms and the requirements of applicable Law, including, without limitation, ERISA and the Code.
          (d) No Controlled Group Liability has been incurred by the Company or any Company Subsidiary nor do any circumstances exist that could reasonably be expected to result in Controlled Group Liability for any of the Company or any Company Subsidiary following the Closing, neither the Company nor any of its ERISA Affiliates has at any time during the last six (6) years, contributed to or been obligated to contribute to or had any actual or contingent liability to any Multiemployer Plan (which shall for this paragraph include a UK pension arrangement providing benefits other than on a money purchase basis) or incurred any actual or contingent liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan that has not been satisfied in full.
          (e) Neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. No Employee Program is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or is a Multiemployer Plan. Full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Employee Programs to have paid as contributions to such Employee Programs on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date. All liabilities or expenses of the Company and the Company Subsidiaries in respect of any Employee Program (including workers compensation) or any Employee Program that is a Multiemployer Plan that have not been paid as of the date of this Agreement, have been properly accrued on the Company’s most recent financial statements in compliance with GAAP. There are no reserves, assets, surpluses or prepaid premiums with respect to any Employee Program that is an employee welfare benefit plan as defined in Section 3(1) of ERISA.

          (f) None of the Company, an ERISA Affiliate or, to the Company’s Knowledge, any Person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, has engaged in any transactions in connection with any Employee Program that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.
          (g) Other than routine claims for benefits, there are no Legal Actions pending or Governmental Entity audits or investigations or, to the Company’s Knowledge, threatened (i) with respect to any Employee Program or (ii) by or on behalf of any current or former employee of the Company or any Company Subsidiary relating to his or her employment, termination of employment, compensation or benefits which could reasonably be expected to give rise to a material liability of the Company after the Closing Date.
          (h) No Employee Program provides for medical benefits (other than under Section 4980B of the Code or pursuant to state health continuation laws) retiree life insurance or other retiree welfare benefits to any current or future retiree or former employee.
          (i) No individual who has performed services for the Company or any Company Subsidiary has been improperly excluded from participation in any Employee Program, (i) none of the Company nor any Company Subsidiary has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, (ii) none of the Company or any ERISA Affiliate or, the Company’s Knowledge, any Person has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving any Employee Program, and (iii) none of the Company, any ERISA Affiliate or, to the Company’s Knowledge, any fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Employee Program. Each Employee Program subject to Section 409A of the Code has been operated and administered in compliance with and is in written form in compliance with Section 409A of the Code and any applicable regulatory guidance promulgated thereunder.
          (j) No Employee Program that is an employee welfare benefit plan as defined in Section 3(1) of ERISA is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
          (k) Except as set forth in Section 3.13(k) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, or cause (i) any current or former employee of the Company or one of the Company Subsidiaries to be entitled to severance pay or any other payment (except pursuant to an Employee Program or severance arrangement disclosed in the Company

Disclosure Schedule), (ii) the accelerated vesting, funding or delivery of, any payment or benefit or increase the amount payable to any employee of the Company or one of the Company Subsidiaries or any other material obligation under an Employee Program or (iii) result in any forgiveness of indebtedness. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in or cause any payment or benefit to any current or former employee or independent contractor of the Company or any one of the Company Subsidiaries that would not be deductible under Section 280G of the Code or that would be subject to excise tax under Section 4999 of the Code. For purposes of the foregoing sentence, the term “payment” shall include any payment, substitution of new stock options for stock options issued by the Company, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits. No current or former employee or independent contractor of the Company or any of the Company Subsidiaries is entitled to receive any additional payment (including any tax gross-up, indemnity, or other payment) from the Company or any of the Company Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code.
          (l) No Employee Program is a split dollar life insurance program.
          (m) No assets of the Company are allocated to or held in a “rabbi trust” or other funding vehicle in respect to any Employee Program other than one qualified under Section 401(a) of the Code. Each Employee Program that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.
          (n) Each Employee Program which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(1) of ERISA has been administered in material compliance with, and the Company has otherwise complied with, (i) the requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder, (ii) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder, and (iii) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act of 1935, as amended, and the regulations promulgated thereunder.
3.14 Labor and Employment Matters.
          (a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union, labor union organization, trade union, works council or staff association nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining Contract or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries relating to their respective businesses. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.
          (b) There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment Contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship.
          (c) Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary following the Closing, each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment, fair employment practices, terms and conditions of employment, workers compensation, employee leave issues, wages and hours, occupational safety and health and fair labor standards, including any obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar Laws (including any state or local laws) requiring notice to employees in the event of a plant closing, facility shutdown or layoff (“WARN”). None of the Company or any Company Subsidiary has within the six (6) months preceding the date hereof caused with respect to employees (i) a plant closing as defined in WARN affecting any site of employment or one or more operating units within any site of employment, (ii) a mass layoff as defined in WARN or (iii) layoffs or employment terminations sufficient in number to trigger any applicable state, local or foreign law similar to WARN (including the UK’s Trade Union and Labour Relations (Consolidation) Act 1992, or (iv) been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006). Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no employee of the Company or Company Subsidiaries has suffered or is anticipated to suffer an employment loss as defined in WARN within the ninety (90) day period ending on the Closing Date.
     3.15 No Brokers. Other than with Raymond James & Associates, Inc., which the Special Committee has retained as its financial advisor in connection with the Merger, neither the Company nor any of the Company Subsidiaries has entered into any Contract with any Person or firm which may result in the obligation of such entity or Parent or Merger Sub to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transaction.
     3.16 Opinion of Financial Advisor. The Special Committee has received an opinion of Raymond James & Associates, Inc. to the effect that, as of the date of this

Agreement, the Common Stock Merger Consideration to be received by the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders. A copy of such opinion has been made available to Parent, for informational purposes only, on or prior to the date hereof.
     3.17 Vote Required. The affirmative vote of the holders of a majority in voting power of the shares of Company Common Stock and Series A Preferred Stock outstanding and entitled to vote on the adoption of this Agreement, voting together as a class, is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary necessary to adopt this Agreement (the “Company Stockholder Approval”).
     3.18 Material Contracts.
          (a) Section 3.18(a) of the Company Disclosure Schedule lists all Material Contracts in effect as of the date hereof.
          (b) Each Material Contract is a valid and binding Contract of the Company or the applicable Company Subsidiary, subject to the Bankruptcy and Equity Exception. None of the Company, the applicable Company Subsidiary and, to the Company’s Knowledge, any other party thereto, is in material breach or default under any Material Contract, other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received notice of any material violation or default under (or any condition which with the passage of time or the giving of notice would cause a material violation or default under) any Material Contract.
     3.19 Insurance. Section 3.19 of the Company Disclosure Schedule contains a true and complete list of all insurance policies carried by or for the benefit of the Company or any of the Company Subsidiaries, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices (as described in Section 3.19 of the Company Disclosure Schedule), in such amounts and covering such risks, and in the case of self-insurance, with such levels of reserves, in each case, as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance), except to the extent the failure to maintain such insurance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation and neither the Company nor any of the Company Subsidiaries has ever reached or exceeded its policy limits for any insurance policy. Section 3.19 of the Company Disclosure Schedule also sets forth the claims history for the Company and the Company Subsidiaries during the past three (3) years (including with respect to insurance obtained but not currently maintained).
     3.20 Proxy Statement; Company Information. The information relating to the Company and the Company Subsidiaries to be contained in the Proxy Statement and any other documents filed with the SEC in connection herewith, will not, on the date the Proxy Statement is first mailed to holders of the Company Common Stock and Series A Preferred Stock or at the time of the Company Stockholders Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation is made by the Company with respect to the information supplied by Parent for inclusion therein.
     3.21 No Payments to Employees, Officers, Directors or Consultants. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there is no employment or severance payment payable or other benefit due on a change of control or otherwise as a result of the consummation of the Transaction, with respect to any employee, officer, director or consultant of the Company or any Company Subsidiary.
     3.22 Intellectual Property.
               (a) All United States and foreign patents, patent applications (including provisional applications) and other patent rights; registered copyrights, applications to register copyrights, designs and mask works; registered trademarks and service marks, applications to register trademarks and service marks, registered and applications to register trade dress, intent-to-use trademark or service mark applications or other registrations or applications for trademarks and service marks, logos, corporate names and all goodwill related thereto; trade secrets, know-how, processes, procedures, databases, rights in databases, unregistered copyright and other proprietary information, computer software (including all source code, object code and documentation related thereto); and domain name registrations and other web identifiers and all rights or forms of protection of a similar nature subsisting anywhere in the world (collectively, “Intellectual Property”) used in and material to the operation of the respective businesses of the Company and the Company Subsidiaries (the “Company Intellectual Property”) are either owned by the Company or one or more Company Subsidiaries (the “Owned Intellectual Property”) or are used by the Company or one or more of Company Subsidiaries pursuant to a valid license contract (the “Licensed Intellectual Property”). The Company and the Company Subsidiaries have taken reasonable and customary actions to maintain and protect each item of Company Intellectual Property.

               (b) Section 3.22(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application, and (ii) all material unregistered Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all of the registrations, issuances and applications set forth on Section 3.22(b) of the Company Disclosure Schedule are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. Except as set forth on Section 3.22(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries own and possess all right, title and interest in and to the Owned Intellectual Property free and clear of material Encumbrances.
               (c) To the Company’s Knowledge, no item of Owned Intellectual Property or any rights of the Company or any Company Subsidiary in any Licensed Intellectual Property is being misappropriated, violated, or infringed in any manner adverse to the Company or any of the Company Subsidiaries by any third party. There is no Legal Action pending or, to the Company’s Knowledge, threatened alleging infringement or violation or challenging the Company’s or any Company Subsidiaries’ rights in or to any Company Intellectual Property and, to the Company’s Knowledge, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Legal Action.
               (d) No Legal Action is pending or, to the Company’s Knowledge, threatened, alleging that the Company or any of the Company Subsidiaries is violating, misappropriating or infringing the rights of any Person in or to any Intellectual Property and, to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received notice of any such Legal Action. The operation of the respective businesses of the Company and the Company Subsidiaries does not violate, misappropriate or infringe, in any material respect, any Intellectual Property or other proprietary rights of any other Person.
               (e) Section 3.22(e) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Material Contracts (i) pursuant to which the Company or the Company Subsidiaries use any Licensed Intellectual Property, or (ii) pursuant to which the Company or any Company Subsidiary has granted to a third party any right in or to any Owned Intellectual Property (collectively, the “IP Licenses”). Prior to the date hereof, Parent either has been supplied with, or has been given access to, a true, correct and complete (x) copy of each written IP License, and (y) summary of all of the material terms and conditions of each oral IP License, in each case together with all amendments, supplements, waivers or other changes thereto. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each IP License is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, is in full force and effect and is enforceable against the Company or such Company Subsidiaries, as applicable, and, to the Company’s Knowledge, the other parties thereto. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any of the Company Subsidiaries is in breach, violation or default under any IP License and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, the other parties thereto.
               (f) The Company and the Company Subsidiaries have all necessary rights to use all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, date communications lines and all other information technology equipment, and all associated documentation used in connection with the respective businesses of the Company and the Company Subsidiaries (the “IT Assets”), other than rights that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and, all of such rights shall survive unchanged upon the consummation of the Transaction. To the Company’s Knowledge, since January 1, 2008, no Person has gained unauthorized access to any IT Assets. The Company and the Company Subsidiaries have a disaster recovery plan designed to safeguard their data and data processing capabilities and their ongoing ability to conduct the business of the Company and the Company Subsidiaries and satisfy their respective contractual data retention obligations in the event of a disaster, which disaster recovery plan is reasonable and customary for the industries in which the Company and the Company Subsidiaries operate. None of the IT Assets is the subject of a pending or, to the Company’s Knowledge, threatened, audit, demand letter, “request to license”, or other claim relating to use thereof by the Company or the Company Subsidiaries.
     3.23 Customers; Vendors.
               (a) Section 3.23(a) of the Company Disclosure Schedule sets forth a true and complete list, by dollar volume (as measured by revenue in accordance with GAAP) for the twelve (12) months ended October 31, 2010, of the twenty-five (25) largest customers of the Company and the Company Subsidiaries taken as a whole (the “Significant Customers”). Since October 31, 2010, (i) no Significant Customer has threatened in writing to cancel or otherwise terminate the relationship of such Person with the Company or the Company Subsidiaries (ii) to the Company’s Knowledge, none of the ten (10) largest Significant Customers has threatened or intends to cancel or otherwise terminate the relationship of such Person with the Company or the Company Subsidiaries and (iii) no Significant Customer has decreased materially or threatened in writing to decrease or limit materially its relationship with the Company or the Company Subsidiaries or its usage or purchase of the services or products of the Company or the Company Subsidiaries. To the Company’s Knowledge, as of the date hereof, the consummation of the Merger will not adversely affect, in any material respect, the relationship of the Company or the Company Subsidiaries with any Significant Customers.

               (b) Section 3.23(b) of the Company Disclosure Schedule sets forth a true and complete list, by dollar volume (as measured by expense in accordance with GAAP) for the twelve (12) months ended October 31, 2010, of the fifteen (15) largest vendors (including vendors providing bandwidth, operating systems, electricity or hardware) to the Company and the Company Subsidiaries, taken as a whole (the “Significant Vendors”). Since October 31, 2010, (i) no Significant Vendor has threatened in writing to cancel or otherwise terminate the relationship of such Person with the Company or the Company Subsidiaries, (ii) to the Company’s Knowledge, none of the ten (10) largest Significant Vendors has threatened or intends to cancel or otherwise terminate the relationship of such Person with the Company or the Company Subsidiaries and (iii) no Significant Vendor has decreased materially or threatened in writing to decrease or limit materially its provision of services or products to the Company or the Company Subsidiaries. To the Company’s Knowledge, as of the date hereof, the consummation of the Merger will not adversely affect, in any material respect, the relationship of the Company or the Company Subsidiaries with any Significant Vendors.
     3.24 Reliance. The Company acknowledges and agrees that it has not relied upon or otherwise been induced by any express or implied representation or warranty with respect to Parent or Merger Sub, except for the representations and warranties contained in Article IV or in any certificate delivered to the Company pursuant to the express terms of this Agreement. Parent and Merger Sub have not made any representations and warranties as of the date of this Agreement, except as set forth in Article IV or in any certificate delivered to the Company pursuant to the express terms of this Agreement.
     3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III or in any certificate delivered to Parent or Merger Sub pursuant to the express terms of this Agreement, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE IV
Representations and Warranties of Parent and Merger Sub
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
     4.1 Corporate Organization.
               (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
               (b) The certificate of incorporation of each of Parent and Merger Sub is in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.
     4.2 Authority Relative to this Agreement.
               (a) The Boards of Directors of each of Parent and Merger Sub have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Transaction and taken all corporate actions required to be taken by the Boards of Directors of each Parent and Merger Sub for the consummation of the Transaction.
               (b) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. Other than the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Merger Sub, no further corporate proceedings on the part of Parent or Merger Sub, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with and subject to its terms and conditions, subject to the Bankruptcy and Equity Exception, whether considered in a proceeding at law or in equity. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transaction.
     4.3 Consents and Approvals; No Violations. Except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Exchange Act, the Securities Act and state securities or state “blue sky” laws, (ii) the HSR Act or any other antitrust Laws and (iii) any applicable rules and regulations of the New York Stock Exchange, Inc. and (b) the filing of the

Certificate of Merger, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transaction or compliance by Parent or Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (ii) require any filing by Parent or Merger Sub with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach by Parent or Merger Sub of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub or any of their respective subsidiaries is a party or by which the respective properties or assets of any of the foregoing may be bound, or (iv) violate any Laws, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
     4.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transaction, and has engaged in no other business activities and has conducted its operations only as contemplated hereby or incidental to the purposes hereof.
     4.5 Litigation. There is no Legal Action pending against (or, to Parent’s Knowledge, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any judgment, order, settlement or arbitration award, in each case, which have had or would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
     4.6 Sufficient Funds. Parent has, and will have at the Effective Time, the funds necessary to pay the Merger Consideration and the aggregate Closing Option Merger Consideration and to consummate the Merger and the Transaction and to perform its obligations in connection with this Agreement and the Transaction.
     4.7 Information in the Proxy Statement. None of the information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.
     4.8 Brokers. Other than with Deutsche Bank Securities Inc., which Parent has retained as its financial advisor in connection with the Merger, neither Parent nor Merger

Sub has entered into any Contract with any Person or firm which may result in the obligation of such entity or the Company or the Company Subsidiaries to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transaction.
     4.9 Reliance. Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the Company, (b) it has had access to an electronic data room maintained by the Company for purposes of the Transaction, including the books and records of the Company and the Company Subsidiaries contained therein, (c) it has been afforded the opportunity to ask questions of and receive answers from the Company and (d) neither Parent nor Merger Sub have relied upon or otherwise been induced by any express or implied representation or warranty with respect to the Company or with respect to any information made available to Parent or Merger Sub in connection with the Transaction, except for the representations and warranties contained in Article III or any certificate delivered to Parent or Merger Sub pursuant to the express terms of this Agreement. The Company makes no representations and warranties, except as set forth in Article III or any certificate delivered to Parent or Merger Sub pursuant to the express terms of this Agreement. In connection with the Transaction, neither the Company nor any other Person will have or be subject to any liability or obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in the data rooms or management presentations, unless any such information is expressly included in a representation or warranty contained in Article III or any certificate delivered to Parent or, after the date hereof, is provided in connection with this Agreement.
     4.10 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV or any certificate delivered to the Company pursuant to the express terms of this Agreement, Parent makes no representations or warranties, and Parent and Merger Sub hereby disclaim any other representations or warranties by Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.
ARTICLE V
Conduct of Business Pending the Merger
     5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course of business, consistent with past practice, or its current expense budgets set forth in Section 5.1 of the Company Disclosure Schedule; and, to the extent substantially consistent therewith, use their reasonable best efforts to preserve intact their present business organizations, keep available the services of their present officers and employees, comply in all material respects with all applicable Laws and preserve their relationships with significant clients, customers, suppliers and other Persons with whom the Company or any Company Subsidiary has material business relationships. Without limiting the generality of the foregoing, the Company shall not and shall cause the Company Subsidiaries not to (except as expressly permitted or contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (such consent not be unreasonably withheld, conditioned or delayed)) directly or indirectly:
               (a) (i) split, combine or reclassify any shares of capital stock of the Company or any Company Subsidiary (other than any Company Subsidiary that is, directly or indirectly, wholly owned by the Company) or (ii) make, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of capital stock of the Company, except for (A) quarterly in-kind dividends payable on the outstanding shares of the Series A Preferred Stock pursuant to the Company’s certificate of incorporation, as in effect on the date of this Agreement, and (B) dividends or distributions made, declared, set aside or paid by any Company Subsidiary to the Company or to any Company Subsidiary that is, directly or indirectly, wholly owned by the Company;
               (b) except for stock option grants, in type and amount, under the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended, for (x) the purchase, at fair market value on the applicable date of grant, of up to 15,000 shares of Company Common Stock in the aggregate to employees of the Company hired after the date of this Agreement and (y) the purchase, at fair market value on the applicable date of grant, of up to 58,000 shares of Company Common Stock in the aggregate to existing and newly hired employees of the Company in connection with the agreements or offers of the Company existing as of the date hereof, in each case, such grants to be in an amount that is consistent with past practice, taking into account the position of the employees, their level within the Company and other relevant factors, authorize for issuance, issue, deliver or sell or agree or commit to issue, deliver or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents of the Company or any Company Subsidiary (including stock appreciation rights and any securities convertible or exchangeable into or exercisable for any stock of any class of the Company or any Company Subsidiary), other than the issuance of shares of Company Common Stock (i) upon the exercise of Company Warrants and Company Stock Options outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement, (ii) in accordance with commitments to issue such shares under any long-term incentive plan awards in accordance with their terms as of the date of this Agreement and the provisions hereof, (iii) in accordance with the Company’s Employee Stock Purchase Plan in accordance with its terms as of the date of this Agreement, or enter into any Contract with respect to the sale, voting, registration or repurchase of any stock of any class or any other securities or equity equivalents of the Company or any

Company Subsidiary (including stock appreciation rights and any securities convertible or exchangeable into or exercisable for any stock of any class of the Company or any Company Subsidiary), and (iv) pursuant to any conversion of shares of Series A Preferred Stock pursuant to the Company’s certificate of incorporation, as amended, or the payment of quarterly in-kind dividends payable on the outstanding shares of the Series A Preferred Stock pursuant to the Company’s certificate of incorporation, as amended;
               (c) redeem, purchase or otherwise acquire from any Person any stock of any class or any other securities or equity of the Company or any Company Subsidiary (including stock appreciation rights and any securities convertible or exchangeable into or exercisable for any stock of any class of the Company or any Company Subsidiary);
               (d) (x) sell, lease, license, pledge, grant, encumber, transfer or dispose of any assets (including any equity securities) of the Company or any Company Subsidiary (whether by asset acquisition, stock acquisition or otherwise), other than the disposition of used or excess equipment in the usual, regular and ordinary course of business, consistent with past practice, or (y) purchase or acquire any assets or equity securities of any Person or business or division thereof (excluding the acquisition of equipment purchased in the usual, regular and ordinary course of business, consistent with past practice) other than arms-length acquisitions of assets (not equity securities) involving consideration not in excess of $1,500,000 in the aggregate;
               (e) incur any amount of Indebtedness, guarantee any Indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, create or suffer any material Encumbrance thereupon, or take any action to amend or modify any material term of any existing Indebtedness of the Company or any of the Company Subsidiaries, except pursuant to credit facilities or other arrangements (including intercompany arrangements) in existence as of the date hereof and incurred in the usual, regular and ordinary course of business, consistent with past practice, in an amount not to exceed $4,000,000 in the aggregate;
               (f) except (i) as set forth in Section 5.1(f) of the Company Disclosure Schedule, provided, that such settlement does not exceed the amounts accrued therefor in the most recent balance sheet of the Company set forth in the Company SEC Reports prior to the date of this Agreement, or (ii) pursuant to any mandatory payments (including cash sweep arrangements) under any credit facilities in effect as of the date of this Agreement, pay, settle, discharge or satisfy outside the usual, regular and ordinary course of business, consistent with past practice, any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) that exceed $1,000,000 in the aggregate, or that (A) involve any non-monetary remedy or relief that imposes a material burden or restriction on the operation of the business of the Company or any Company Subsidiary or, after the Effective Time, Parent, the Surviving Corporation or any of their Subsidiaries or (B) involve (x) any admission of fault, liability or guilt by the Company or any Company Subsidiary (including any fine or penalty) or (y) any injunctive relief;

               (g) change any of the accounting principles or practices used by it except as required by GAAP;
               (h) except as set forth in Section 5.1(h) of the Company Disclosure Schedule, enter into any Contract or engage in any transaction with (i) any Person who (A) is or was, during the past three (3) years, a current or former director or officer of the Company or any Company Subsidiary, or (B) to the Company’s Knowledge, or as disclosed in any Schedule 13D or Schedule 13G filing made with the SEC, is a stockholder beneficially owning greater than 5% of the outstanding shares of Company Common Stock (on a fully diluted and as-converted basis), or (ii) any Affiliate of any such Persons described in subclauses (A) and (B);
               (i) increase the compensation or benefits of any director, officer or employee, except as required by Law or any contractual commitment or Employee Program in effect as of the date of this Agreement, and except for increases in the usual, regular and ordinary course of business, consistent with past practice, for employees who are not directors or officers of the Company or any Company Subsidiary;
               (j) (i) grant to any director, officer or employee the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any director, officer or employee, (ii) enter into, modify, amend, terminate or grant any waivers with respect to any employment or severance Contract with any director, officer or employee, or (iii) establish, adopt, enter into, amend or terminate any Employee Program or any employee benefit plan (except as required by the express terms of this Agreement), Contract, policy, program or commitment that, if in effect on the date of this Agreement, would be an Employee Program, to increase the compensation or benefits payable thereunder;
               (k) except to the extent required to comply with its obligations hereunder or with applicable Law, amend its certificate of incorporation or bylaws, or the certificate of incorporation or bylaws, certificate of formation, limited partnership or limited liability company agreements, or similar charter, organizational or governance documents of any Company Subsidiary;
               (l) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger, consolidation or other reorganization or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger, consolidation or reorganization of the Company or any Company Subsidiary (other than the Transaction);
               (m) (i) enter into, modify, amend, extend, renew, terminate or grant any waivers with respect to any labor or collective bargaining agreement of the Company or any Company Subsidiary or, through negotiations or otherwise, make any commitment or incur any liability or obligation of any kind to any labor unions or (ii) announce, implement or effect any material reduction in labor force, lay-off, early retirement program, new severance program or policy or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary;
               (n) except as set forth on Section 5.1(n) of the Company Disclosure Schedule, enter into, modify, amend, extend, renew, terminate or grant any waivers with respect to (i) any Contract that, if in effect as of the date of this Agreement, would be a Material Contract (other than with respect to Material Contracts involving the sale of services or products to customers of the Company (x) if such customer is an existing customer of the Company as of the date hereof, to the extent related to a change in service levels pursuant to such existing Contract or (y) if such contract is entered into with any Person that is not (and none of whose Affiliates is) a customer as of the date hereof, to the extent payments to the Company or any Company Subsidiary in the first twelve (12) months of such Contract would not exceed $1,000,000), (ii) any Contract that is a Lease for any data center or network operations center, (iii) any Contract that would limit or otherwise restrict the Company or any Company Subsidiary or any successors thereof, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any successors thereof, from engaging or competing in any material line of business or in any geographic area or (iv) any bandwidth or other similar Contract for telecommunications transport services;
               (o) (i) enter into any new line of business or exit or otherwise dispose of any existing business or cease to offer or otherwise provide any material product or service, (ii) except as set forth on Section 5.1(o) of the Company Disclosure Schedule, open or close, sell or otherwise dispose of any existing facility, plant, data center or office, (iii) change the branding or market identity of any product or service of the Company or any Company Subsidiary or of the Company or any Company Subsidiary in any material respect or (iv) materially change any of the architecture or infrastructure of the NaviCloud Platform or any material component thereof or any other key technology currently used in the businesses of the Company and the Company Subsidiaries other than upgrades, in the usual, regular and ordinary course of business, consistent with past practice, to any product provided by any existing vendor of the Company or such Company Subsidiary;
               (p) fail to maintain insurance policies providing substantially the same coverage as in effect as of the date hereof;
               (q) abandon, fail to maintain or allow to expire (other than at the natural expiration of its term or in the usual, regular and ordinary course of business, consistent with past practice), or sell or exclusively license to any Person, any material Intellectual Property; or
               (r) commit, authorize (by the Company Board) or enter into any Contract to take any of the foregoing actions.

ARTICLE VI
Covenants
     6.1 Preparation of the Proxy Statement; Stockholders Meeting.
               (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Transaction and the Company Stockholders’ Meeting (the “Proxy Statement”) and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto. The Company shall provide Parent with a reasonable opportunity to review and comment on (i) the Proxy Statement prior to filing and (ii) any responses to comments from the SEC on the Proxy Statement or any amendments or supplements to the Proxy Statement prior to the filing of such responses, amendments or supplements. Parent and Merger Sub shall cooperate reasonably with the Company in connection with the preparation of the Proxy Statement, including by furnishing to the Company any and all information regarding Parent and Merger Sub and their respective Affiliates as may be required to be disclosed in the Proxy Statement as promptly as reasonably practicable after receipt of any request therefor from the Company. The Company, Parent and Merger Sub each shall notify the others as promptly as reasonably practicable of the receipt of any comments from the SEC or its staff in respect of the Proxy Statement and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information in connection with the Proxy Statement or the Transaction. The Company, Parent and Merger Sub each shall supply the others with copies of all correspondence between itself or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transaction.
               (b) If, at any time prior to receipt of the Company Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary, Parent or Merger Sub, or any change occurs with respect to other information included in the Proxy Statement, which event or change is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall as promptly as reasonably practicable notify the other party in writing of such event or change, and subject to Section 6.1(a), the Company shall as promptly as reasonably practicable file, with Parent’s reasonable cooperation, any necessary amendment or supplement to the Proxy Statement with the SEC, and to the extent required by applicable Law or otherwise reasonably determined to be advisable by the Company, disseminate such amendment or supplement to the Company’s stockholders.
               (c) The Company shall, as promptly as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock and Series A Preferred Stock (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and the Company shall not, in any event, postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent (which prior written consent shall not be unreasonably withheld or delayed); provided, however, that the

Company may adjourn or postpone the Company Stockholders’ Meeting (i) to allow additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined, after consultation with outside counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, or (ii) if the Company has provided a written notice to Parent pursuant to Section 6.4(d) hereof and the deadline contemplated by Section 6.4(d) with respect to such notice has not been reached; provided, further, however, that the Company shall only postpone or adjourn the Company Stockholders’ Meeting pursuant to clause (i) or (ii) of the immediately preceding proviso for the minimum amount of time necessary, as determined in good faith by the Company Board, after consultation with outside counsel. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to such holders as promptly as reasonably practicable after the date of this Agreement (following (x) confirmation from the SEC that it has no further comments on the Proxy Statement or (y) confirmation from the SEC that the Proxy Statement is otherwise not to be reviewed). The record date for the Company Stockholders’ Meeting shall be determined by the Company and set as promptly as reasonably practicable. Subject to Section 6.4 (including in the event of a Company Adverse Recommendation Change), the Company shall use reasonable best efforts to obtain from the Company’s stockholders the vote required for the Company Stockholder Approval, including by including in the Proxy Statement the recommendation of the Company Board that the Company’s stockholders adopt this Agreement.
     6.2 Other Filings.
               (a) Subject to the terms and conditions of this Agreement, as promptly as reasonably practicable following the date of this Agreement, the Company, Parent and Merger Sub each shall, following reasonable consultation with the others, (i) prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Transaction (collectively, the “Other Filings”) and (ii) use reasonable best efforts to seek to obtain any consents, approvals, orders, exemptions and authorizations reasonably required in connection with the Transaction. Each of the Company, Parent and Merger Sub shall reasonably cooperate with the others in connection with the foregoing and shall as promptly as reasonably practicable notify the others in writing of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity, and each of the Company, Parent and Merger Sub shall supply the others with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and Merger Sub each shall as promptly as reasonably practicable obtain and furnish the others with (x) any information which may be reasonably required in order to make the Other Filings and (y) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate. Neither the Company, Parent nor Merger Sub shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the

Transaction at the behest of any Governmental Entity without the prior written consent of each other party to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.
               (b) Without limitation to the generality of Section 6.2(a), Parent and the Company each shall, (i) not later than ten (10) Business Days after the date hereof, make the filings required of such party under the HSR Act with respect to the Transaction, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in respect of such filings or the Transaction, (iii) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Entity that are required by any foreign antitrust Law within such time as may be required by law or at times mutually reasonably agreed to by Parent and the Company, and (iv) cooperate with the other in connection with making any filing under the HSR Act or other antitrust Law and in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity under the HSR Act or other Law with respect to the Transaction. Each of Parent and the Company shall, and Parent shall cause Merger Sub and the Company shall cause each Company Subsidiary to, use reasonable best efforts to obtain the expiration or early termination of all waiting periods under the HSR Act or other antitrust Law. No party shall voluntarily extend any waiting period under the HSR Act or any other antitrust Law or enter into any agreement with any Governmental Entity to delay or not to consummate the Transaction except with the prior written consent of the other parties. Prior to the termination of this Agreement, each party hereto shall use reasonable best efforts to prosecute, cooperate in and defend against any litigation instituted by the Federal Trade Commission or the Department of Justice or any other Governmental Entity that seeks to restrain or prohibit the consummation of the Transaction. The Company and Parent shall each request early termination of the waiting period with respect to the Transaction under the HSR Act.
               (c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.2 or Section 6.3, including the term “reasonable best efforts,” shall require, or be construed to require, (i) Parent to proffer to, or agree to, with respect to assets or businesses of Parent or its Subsidiaries (other than the Company and the Company Subsidiaries following the Effective Time), sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber (collectively, “Dispose”) before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or any of its Affiliates (other than the Company and the Company Subsidiaries following the Effective Time) (collectively, “Parent Assets”) or (ii) Parent to proffer to, or agree to, or to permit the Company to proffer to or agree to, Dispose before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of the Company Subsidiaries (other than the Company and the Company Subsidiaries following the

Effective Time)(collectively, “Company Assets”)(or to consent to any Disposition by the Company of any Company Assets or to any agreement by the Company to take any of the foregoing actions), unless the value of the Company Assets Disposed (together with the value of any Company Assets that are Impaired pursuant to clause (B) of the immediately succeeding sentence), in the aggregate, does not exceed $15,000,000, as reasonably agreed by Parent and the Company. In addition, Parent shall not be required to agree to (A) any changes (including through a licensing arrangement) or restriction on, or other impairment (collectively, “Impairment”) of Parent’s ability to own or operate any Parent Assets or (B) any Impairment of Parent’s ability to own or operate any Company Assets or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, unless the value of such Impairment(s) (together with the value of any Company Assets required to be Disposed pursuant to clause (ii) of the immediately preceding sentence), in the aggregate, does not exceed $15,000,000, as reasonably agreed by Parent and the Company.
     6.3 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transaction and to cooperate with each other in connection with the foregoing, including cooperating reasonably with respect to Parent’s efforts to obtain errors and omissions insurance in connection with the Transaction (provided that the Company shall not be required to make any payment or agree to any other obligation that is not contingent upon the closing of the Transaction) and taking such reasonable actions (x) to (i) obtain any necessary consents, approvals, orders, exemptions and authorizations required in connection with the Transaction by or from any Governmental Entities and (ii) seek to obtain any consents required pursuant to agreements listed in Section 6.3 of the Company Disclosure Schedule, including effecting all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity; provided, that, notwithstanding anything in this Agreement to the contrary, no party shall be required, and the Company and the Company Subsidiaries are not permitted, without Parent’s prior written consent (which prior written consent shall not be unreasonably delayed or withheld), to pay any fees or other consideration to any Person that is not a Governmental Entity in order to obtain any consents, approvals, orders, exemptions or authorizations therefrom, (y) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transaction and (z) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transaction.
     6.4 Solicitation; Change in Recommendation.
               (a) Except as expressly permitted by this Section 6.4, the Company shall, and shall cause the Company Subsidiaries to, and shall use best efforts to cause the directors, officers and employees, consultants, agents, advisors, Affiliates and other representatives (collectively, “Representatives”) of it and the Company Subsidiaries to, cease any discussions or negotiations with any Person that may be ongoing as of the date of this Agreement with respect to any Takeover Proposal. Except as permitted by this Section 6.4, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause the Company Subsidiaries not to, and shall use best efforts to cause the Representatives of it and the Company Subsidiaries not to, directly or indirectly, (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal, (C) enter into any letter of intent, Contract or agreement in principle with respect to a Takeover Proposal, (D) approve or recommend any Takeover Proposal or any letter of intent, Contract or agreement in principle with respect to a Takeover Proposal, or (E) modify, waive, amend or release any standstill or similar provisions in any letter of intent, Contract or agreement in principle with respect to it or any Company Subsidiary, except in the case of this clause (E) if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, that the Company shall in all instances provide Parent with reasonable prior written notice of any decision to modify, waive, amend or release any standstill or similar provisions in any letter of intent, Contract or agreement in principle with respect to it or any Company Subsidiary (including the identity of the Person in respect of which such decision has been made).
               (b) Notwithstanding anything to the contrary contained herein, if at any time on or after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a Takeover Proposal from any Person, which Takeover Proposal did not result from any breach of this Section 6.4 or Section 4.4 of the Voting Agreement, dated as of the date hereof, by and among Parent, Arthur Becker and Atlantic Investors, LLC (the “Atlantic Voting Agreement”) if the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided, that the Company shall substantially concurrently (and in any event no later than twenty-four (24) hours) provide to Parent any information concerning the Company or the Company Subsidiaries that is provided to any Person given such access, which information was not previously provided or made available to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations concerning such Takeover Proposal with the Person or group of Persons who has made such Takeover Proposal.

               (c) Following the date of this Agreement, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a reasonably prompt basis. Without limitation to the generality of the foregoing, the Company shall, as promptly as reasonably practicable following, but in any event within thirty-six (36) hours of, its receipt of any Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to, any Takeover Proposal, notify Parent in writing of the receipt of such Takeover Proposal or such inquiry, specifying the material terms and conditions thereof and the identity of the Person or group of Persons making such Takeover Proposal or such inquiry, and the Company shall, as promptly as reasonably practicable following, but in any event within thirty-six (36) hours of, its receipt of such Takeover Proposal or such inquiry, provide to Parent a copy of all written proposals provided to the Company or any Company Subsidiary in connection with any such Takeover Proposal or such inquiry. In addition, the Company shall, as promptly as reasonably practicable following, but in any event within thirty-six (36) hours of, its receipt of any material modifications to the financial or other material terms of such Takeover Proposal or such inquiry, notify Parent in writing of such material modifications and shall, as promptly as reasonably practicable following, but in any event within thirty-six (36) hours of, its receipt of any written proposal subsequently provided to the Company or any of the Company Subsidiaries in connection with any such Takeover Proposal or such inquiry, provide to Parent a copy of such written proposal.
               (d) Except as permitted by this Section 6.4(d), the Company Board shall not (i) (A) change, qualify, withhold, withdraw or modify, publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (B) if a tender offer or exchange offer for shares of Company Common Stock that constitutes a Takeover Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, (C) fail to reaffirm the Company Recommendation publicly within ten (10) Business Days after Parent has made a request in writing therefor or (D) adopt, approve or recommend, publicly propose to adopt, approve or recommend any Takeover Proposal, or fail to reject promptly (and in any event within ten (10) Business Days) any Takeover Proposal publicly after such Takeover Proposal has been publicly made (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any Company Subsidiary to enter into any letter of intent, Contract or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) or (iii) take any action pursuant to Section 8.1(e). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board may (I) effect a Company Adverse Recommendation Change, or (II) in response to a Takeover Proposal which constitutes a Superior Proposal and did not result from a breach of this Section 6.4 or Section 4.4 of the Atlantic Voting Agreement, cause the Company to terminate this

Agreement and enter into a definitive agreement with respect to such Superior Proposal. The Company shall not be entitled to exercise its rights set forth under Section 6.4(d)(I) unless (A) the Company Board has determined in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) the Company has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action and Parent does not make, within three (3) Business Days after receipt of such prior written notice provided for in clause (B) of this sentence, a proposal that would, in the good faith determination of the Company Board (after consultation with its outside counsel and financial advisor), permit the Company Board not to effect a Company Adverse Recommendation Change. The Company shall not be entitled to exercise its rights set forth under Section 6.4(d)(II) unless (w) the Company Board has determined in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, (x) the Company has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which prior written notice shall specify the basis therefor and attach the most current version of any proposed agreement, letter of intent, Contract or agreement in principle relating to the transaction that constitutes such Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and any other material terms and conditions of such Superior Proposal), (y) Parent does not make, within three (3) Business Days after receipt of the prior written notice provided for in clause (x) of this sentence (it being understood and agreed that any change to the financial or other material terms of such Superior Proposal shall require an additional prior written notice to Parent and a new two (2) Business Day period), a proposal that would, in the good faith determination of the Company Board (after consultation with its outside counsel and financial advisor), cause the Takeover Proposal to no longer constitute a Superior Proposal, and (z) before or concurrently with any termination in accordance with this Section 6.4(d), the Company shall pay the Termination Fee pursuant to Section 8.3(a).
               (e) Nothing in this Section 6.4 shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties or would violate applicable Law; provided, that, in no event shall the Company Board take any action prohibited by Section 6.4(d) without complying with the terms of such provision. In addition, it is understood and agreed that, for purposes of this Agreement, (i) a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, shall not be deemed a withdrawal or modification of, or a proposal by the Company Board to withdraw or modify the Company Recommendation, or an approval or recommendation with respect to such Takeover Proposal, so long as such public statement includes a statement that the Company Board continues to support the Company Recommendation, and (ii) any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, or any similar communication to the stockholders of the Company or otherwise, shall not constitute a

Company Adverse Recommendation Change or a withdrawal or modification, or a proposal by the Company Board to withdraw or modify the Company Recommendation, or an approval or recommendation with respect to any Takeover Proposal, so long as such communication includes a statement that the Company Board continues to support the Company Recommendation.
               (f) As used in this Agreement, “Takeover Proposal” means any bona fide written inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, after the date of this Agreement relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and the Company Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of “beneficial ownership,” within the meaning of Section 13(d) of the Exchange Act, of shares of capital stock or other securities representing 20% or more of the voting power of the Company or any Company Subsidiary, including by way of a merger, consolidation, stock exchange, tender offer or exchange offer or otherwise, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the voting power of the Company or any Company Subsidiary, (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings, securities of the Company or any Company Subsidiary (including Company Common Stock and Series A Preferred Stock) or voting power of the Company or any Company Subsidiary involved is 20% or more.
               (g) As used in this Agreement, “Superior Proposal” means any Takeover Proposal that the Company Board has determined in its good faith judgment, after consultation with outside counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transaction (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “51%.”
     6.5 Officers’ and Directors’ Indemnification.
               (a) It is understood and agreed that the Company shall indemnify and hold harmless and, from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’

fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation relating to (i) the fact that such Indemnified Party is or was a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising at or before or after the Effective Time. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising at or before or after the Effective Time), (A) the Company and, after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) promptly pay expenses in advance of the final disposition of any such threatened or actual claim, action, suit, demand, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law, subject to the receipt of an undertaking by such Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to be indemnified and (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company and, after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all reasonable and documented fees and expenses of such counsel for the Indemnified Parties within twenty (20) Business Days after statements therefor are received; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which prior written consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that the Company and the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by them of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation thereof in writing; provided, that the failure promptly to so notify in writing shall not affect the obligations of the Company and the Surviving Corporation except to the extent, if any, such failure materially prejudices them.
               (b) Parent and Merger Sub each agrees that all rights to indemnification and advancement of expenses existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in Section 6.5(a) above or in the respective certificates of incorporation or bylaws (or other applicable organizational documents) of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof (including through any agreement or arrangement between the Company or any Company Subsidiary, on the one hand, and any director, officer, employee or agent of the Company or any Company Subsidiary, on the other hand, previously made available to Parent) shall survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, advancement of expenses and limitations on personal liability in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.
               (c) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if Parent in its sole discretion elects, by giving written notice at least 10 days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, Parent shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an annual aggregate coverage limit over the term of such policy in an amount equal to the annual aggregate coverage limit under the Company’s existing directors and officers liability policy, and in all other material respects shall be comparable to such existing coverage) and the Company shall, upon Parent’s request therefor, reasonably cooperate with Parent in connection therewith; provided, that the premium for such “tail” or “runoff” coverage shall not exceed an amount equal to the Base Premium; provided, further, that if the current policies of directors’ and officers’ liability insurance maintained by the Company cannot be maintained for the Base Premium and such “tail” or “runoff” coverage can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous “tail” or “runoff” coverage obtainable for an annual premium equal to the Base Premium.
               (d) This Section 6.5 is intended for the irrevocable benefit of, and to grant third party beneficiary rights to, the Indemnified Parties and their respective heirs and shall be binding on all successors of Parent and the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 6.5.
               (e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the applicable obligations set forth in this Section 6.5.
          6.6 Access to Information; Confidentiality.
               (a) Between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) furnish Parent with such financial and operating data and other non-privileged information with respect to the business, properties and personnel of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, (ii) provide reasonable access for Parent and its authorized Representatives (including counsel, financial advisors and auditors) during normal business hours, and upon reasonable advance notice, to the officers, employees, books and records, offices and properties of the Company and the Company Subsidiaries; provided, that all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as the Company may establish.
               (b) Prior to the Effective Time, Parent and Merger Sub shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated September 21, 2010 (the “Confidentiality Agreement”).
               (c) The Company shall, as promptly as reasonably practicable, give written notice to Parent of (i) any change, fact or condition having a Company Material Adverse Effect or (ii) any breach of any representation and warranty contained in this Agreement that would cause any of the conditions to the Closing to fail to be satisfied, and Parent shall, as promptly as reasonably practicable, give written notice to the Company of (x) any change, fact or condition having a Parent Material Adverse Effect or (y) any breach of any representation and warranty contained in this Agreement that would cause any of the conditions to the Closing to fail to be satisfied; provided, however, that, in respect of each of the Company and Parent, no such notification shall affect or be deemed to modify any representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.6(c).
               (d) Promptly following the execution of this Agreement, the Company shall (i) request the return or destruction of any nonpublic information or other materials or documents provided to any Person (other than Parent and its Representatives) from July 19, 2010 to the date of this Agreement in connection with the consideration of any proposal which would constitute a Takeover Proposal if made following the date of this Agreement, and (ii) terminate access to the electronic data room maintained by the Company for purposes of the Transaction provided to any Person (other than Parent and its Representatives).

     6.7 Public Announcements. The Company and Parent shall (unless and until a Company Adverse Recommendation Change has occurred) consult with each other before issuing any press release or otherwise making any public statements (including any such statements to customers, vendors or employees) with respect to this Agreement or the Transaction and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which prior written consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s prior written consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of this Agreement and the Transaction no later than the opening of trading on the Nasdaq on the Business Day following the date on which this Agreement is signed.
     6.8 Employee Benefit Arrangements.
               (a) Unless otherwise agreed to by the applicable parties to the underlying agreement, on and after the Closing, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements, severance agreements, retention bonus agreements and performance cash bonus agreements, and all bonus, retention and severance obligations, of the Company or any Company Subsidiary, all of which are listed in Section 6.8(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto.
               (b) For one year following the Effective Time, Parent shall cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries as of the Effective Time who are employed outside the United States and who remain employed by Parent or any of its Subsidiaries outside the United States after the Effective Time (the “Non-US Company Employees”) with compensation which is substantially comparable in the aggregate to the compensation (other than equity compensation and defined benefit pension plans) provided to them by the Company and the Company Subsidiaries immediately prior to the Effective Time, and employee welfare benefit plans substantially comparable in the aggregate to those provided to them by the Company and the Company Subsidiaries immediately prior to the Effective Time. For one year following the Effective Time, Parent will cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries as of the Effective Time who are employed inside the United States and who remain employed by Parent or any of the Parent Subsidiaries inside the United States after the Effective Time (the “US Company Employees” with compensation and benefits which are substantially comparable in the aggregate to the compensation and benefits (other than equity compensation, defined benefits pension plans and matching contributions to 401(k) elective deferrals) provided to the US Company Employees by the Company and the Company Subsidiaries immediately prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans (other than any equity compensation plan, defined benefit pension plan (to the extent permitted by applicable Law) or 401(m) matching contribution arrangement maintained by Parent or any of the Parent Subsidiaries) to treat, the service of Non-U.S. Company Employees and U.S. Company Employees (collectively, the “Company Employees”) with the Company or the Company Subsidiaries (or their predecessor entities) attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of minimum waiting periods for participation. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company’s or any of the Company Subsidiaries’ health plans shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation to, use reasonable best efforts to make appropriate arrangements with its insurance carrier(s) to ensure such results.
               (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Company’s deferred compensation plans, management compensation plans, cash bonus plans and other incentive plans, that in any such case, are listed in Section 6.8(a) of the Company Disclosure Schedule.
               (d) For the avoidance of doubt, nothing in this Section 6.8 shall give any Company Employee any right to participate in any equity compensation plan maintained by Parent or any of the Parent Subsidiaries.
               (e) At the option of Parent, all paid time off (to include vacation, sick and personal hours) that is accrued but unused and unpaid immediately prior to the Effective Time in respect of the US Company Employees shall be cancelled, and the affected US Company Employees shall receive payment in cash in an amount equal to the economic value (determined based on such US Company Employees’ rates of compensation in effect as of the day prior to the Closing Date) of paid time off time hours accrued in respect of the affected US Company Employees during their employment with the Surviving Corporation prior to the Closing Date.
     6.9 Adoption by Parent. As promptly as reasonably practicable following the date of this Agreement (and in no event later than two (2) Business Days following the date of this Agreement), Parent shall take all requisite action to adopt this Agreement in its capacity as the sole stockholder of Merger Sub.
     6.10 No Ownership / Acquisition of Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, is the beneficial owner of any shares of Company Common Stock or Series A Preferred Stock. Except as otherwise expressly permitted in this Agreement or the Voting Agreements, neither Parent nor any of its Subsidiaries, including Merger Sub, from and after the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement shall acquire, directly or indirectly, any shares of Company Common Stock or Series A Preferred Stock.
     6.11 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreements, the Transaction or the transactions contemplated by the Voting Agreements, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions (including the Transaction) may be consummated as promptly as reasonably practicable upon the terms and subject to the conditions set forth in this Agreement or the Voting Agreements, as the case may be, and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.
     6.12 Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall and shall cause the Company Subsidiaries to:
               (a) prepare and timely file, considering any permitted extension, all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner reasonably consistent with past practice, except as otherwise required by a change in applicable Law;
               (b) consult with Parent with respect to all material, non-payroll Post-Signing Returns no later than five (5) Business Days prior to the date on which such Post-Signing Returns are required to be filed, and with respect to all other Post-Signing Returns, provide evidence of the timely filing of such Post-Signing Returns no later than five (5) Business Days after the date of such filing;
               (c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;
               (d) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner reasonably consistent with past practice;
               (e) promptly notify Parent in writing of any federal, state, local or foreign income or franchise tax proceeding and Legal Actions pending or threatened against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such Tax matter or Legal Action without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;
               (f) not make or revoke any election with regard to Taxes or file any amended Tax Returns without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; and

               (g) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP.
     6.13 FIRPTA Certificate. The Company shall deliver to Parent at the Closing a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2, certifying that the Transaction is exempt from withholding under Section 1445 of the Code.
     6.14 Resignations. To the extent requested by Parent in writing at least two (2) Business Days prior to the Closing Date, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Company Subsidiaries designated by Parent and shall take such other action as is necessary to accomplish the foregoing.
     6.15 De-listing and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and, upon the reasonable request of Parent, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation from Nasdaq and the deregistration of shares of the Company’s securities under the Exchange Act as promptly as reasonably practicable after the Effective Time.
     6.16 Third Party Rights/Amendments to Employee Plans. Nothing in this Agreement, express or implied, shall affect the right of the Company (or, following the Closing Date, Parent and its Subsidiaries) to terminate the employment of any employee of the Company or Company Subsidiaries. Nothing in this Agreement shall be construed to grant any current or former employee of the Company or any Company Subsidiary a right to continued employment by, or to receive any payment or benefits from, the Company or any Subsidiary or through any Employee Program, or other benefit plan that increases or expands such Person’s rights beyond what is provided by the terms of such plan. This Agreement shall not limit the ability or right of the Company and Company Subsidiaries (or Parent or its Affiliates after the Closing) to amend or terminate any Employee Program or other benefit or compensation plan or program (including any policy plan program or arrangement maintained by Parent or any of its Subsidiaries) and nothing contained herein shall be construed as an amendment to or modification of any such plan. Nothing contained in this Agreement, express or implied, shall (i) constitute an amendment to any Employee Program or other benefit plan, (ii) create any third party beneficiary rights or (iii) inure to the benefit of or be enforceable by any employee, director or consultant of the Company, Parent, any of their respective Subsidiaries and Affiliates, of any entity or any Person representing the interest of any employees, directors or consultants or of any Person whose rights are derivative of any such employee (including a family member or estate of the employee), including for the purposes of the UK Contracts (Rights of Third Parties) Act 1999.

     6.17 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transaction upon the terms and subject to the conditions set forth in this Agreement.
     6.18 Debt Cooperation. Prior to the Effective Time, the Company shall, upon Parent’s request therefor, reasonably cooperate with Parent in connection with the repayment, prepayment or other extinguishment of the Indebtedness of the Company and the Company Subsidiaries (including any Indebtedness under the Amended and Restated Credit Agreement, dated as of September 12, 2007 and as amended from time to time thereafter (the “Credit Agreement”), by and among the Company, certain Company Subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, CIBC World Markets Corp., CIT Lending Services Corporation and certain affiliated entities) in connection with the Transaction at the Effective Time. Immediately following the Effective Time on the Closing Date, the Surviving Corporation shall repay all of the Indebtedness of the Surviving Corporation and terminate all of the Surviving Corporation’s commitments under the Credit Agreement.
     6.19 Approval of Treatment of Company Stock Options and other Equity-Based Awards. Prior to the Closing Date and the Effective Time, the Company Board and each committee of the Company Board or other body responsible for the administration of any Company Equity Incentive Plan or the ESPP under which Company Stock Options or other rights to purchase Company Stock or restricted shares of Company Stock (collectively, “Company Stock Rights”) are or may be outstanding immediately prior to the Effective Time shall adopt resolutions (1) concluding that the disposition of Company Stock Rights described in Section 2.1 hereof is permitted under the terms of each Company Equity Incentive Plan and under the ESPP and (2) directing that the disposition of Company Stock Rights as described in Section 2.1 hereof shall be effected in accordance with the terms of Section 2.1(e) and Section 2.1(g).
     6.20 Termination of Plans. Prior to the Closing Date and the Effective Time, the Company shall adopt resolutions to provide prior to the Effective Time, each Employee Program that is a plan intended to be qualified under Section 401(a) of the Code (each, a “Tax-Qualified Plan”) shall be terminated, and from and after the Effective Time no Tax-Qualified Plan shall hold or distribute Company Common Stock or any other employer securities.
ARTICLE VII
Conditions to the Merger
     7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver in writing (to the extent permitted by Law), at or prior to the Effective Time, of each of the following conditions:
               (a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

               (b) Other Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents (including the waiting period applicable to the consummation of the Merger under the HSR Act) shall have expired or been terminated.
               (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided, however, that prior to a party asserting this condition such party shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as reasonably practicable any such injunction or other order that may be entered.
     7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent in writing at or prior to the Effective Time:
               (a) Representations and Warranties. Each of the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Existence), Section 3.1(e) (Organizational Documents), Section 3.2 (Authorization, Takeover Laws, Validity and Effect of Agreements), Section 3.4 (Subsidiaries), Section 3.6(I) (Non Contravention), Section 3.15 (No Brokers), Section 3.16 (Opinion of Financial Advisor) and Section 3.17 (Vote Required) shall be true and correct in all material respects, in each case, at and as of the Effective Time, as if made at and as of the Effective Time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time). Each of the representations and warranties of the Company set forth in Section 3.3 (Capitalization) and 3.7(e) (Indebtedness) shall be true and correct, in each case, at and as of the Effective Time, as if made at and as of the Effective Time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), other than any de minimis failure to be true and correct. Each of the representations and warranties of the Company contained in this Agreement other than those listed in the preceding sentence shall be true and correct (determined without regard to any materiality or Company Material Adverse Effect qualification contained in any representation or warranty) when made and at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
               (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
               (c) No Company Material Adverse Effect. Since the date of this Agreement and prior to the Effective Time, there shall not have occurred a Company Material Adverse Effect.
     7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company in writing at or prior to the Effective Time:
               (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (determined without regard to any materiality or Parent Material Adverse Effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated the Closing Date, to the foregoing effect.
               (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated as of the Closing Date, to the foregoing effect.
ARTICLE VIII
Termination, Amendment and Waiver
     8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Stockholder Approval:
               (a) by the mutual written consent of Parent and the Company;

               (b) by either of the Company, on the one hand, or Parent, on the other hand, by delivery of written notice to the other:
                         (i) if, upon a vote taken thereon at a duly held Company Stockholders’ Meeting (or at any adjournment or postponement thereof), held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained;
                         (ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action (which order, decree, judgment, injunction or other action the parties hereto shall have used their reasonable best efforts to lift), which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transaction, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such order or action was primarily due to the failure of such party to perform any of its obligations under this Agreement; or
                         (iii) if the consummation of the Merger shall not have occurred on or before August 1, 2011 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in any material respect has been the primary reason for the failure of the Merger to occur on or before the End Date; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company until three (3) Business Days following the date of the Company Stockholders Meeting (following the End Date) if the failure of the Merger to occur on or before the End Date is due to a postponement or adjournment of the Company Stockholder’s Meeting by the Company pursuant to Section 6.1(c) to a date which is past the End Date.
               (c) by delivery of written notice from Parent or Merger Sub to the Company, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement (other than those set forth in Section 6.4), which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2 and such breach or failure to perform is incurable or, if curable, is not cured within twenty-five (25) Business Days after the Company’s receipt of written notice of such breach or failure to perform from Parent or Merger;
               (d) by delivery of written notice from the Company to Parent if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3 and such breach or failure to perform is incurable or, if curable, is not cured within twenty-five (25) Business Days after Parent’s receipt of written notice of such breach or failure to perform from the Company;

               (e) by the Company, prior to the receipt of the Company Stockholder Approval, by delivery of written notice from the Company to Parent, pursuant to and in accordance with Section 6.4(d)(II) (and subject to the other requirements of Section 6.4(d)); provided, that the Company is not in breach of Section 6.4 and there has not been any breach of Section 4.4 of the Atlantic Voting Agreement;
               (f) by delivery of written notice from Parent or Merger Sub to the Company, if the Company Board shall have made a Company Adverse Recommendation Change;
               (g) by the Company, by delivery of written notice from the Company to Parent, if (i) the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) within two (2) Business Days after the Company has delivered written notice to Parent that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Merger shall not have been consummated and (iii) the Company has agreed in writing to waive the failure of any condition set forth in Section 7.3 that has not been satisfied as of the date of such notice other than with respect to Parent’s obligations under Article II that are required to be performed as of the Closing, including the obligation to fund and pay the Merger Consideration and Closing Option Merger Consideration in accordance therewith; provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to the Company if the Company’s failure to comply with any provision of this Agreement in a material respect is the primary reason for the failure of the Merger to be consummated within such two (2) Business Day period;
               (h) by Parent, by delivery of written notice from Parent to the Company, if (i) the conditions set forth in Section 7.1 and Section 7.3 have been satisfied at the Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) within two (2) Business Days after Parent has delivered written notice to the Company that the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Merger shall not have been consummated and (iii) Parent has agreed in writing to waive the failure of any condition set forth in Section 7.2 that has not been satisfied as of the date of such notice; provided, however, that the right to terminate this Agreement under this Section 8.1(h) shall not be available to Parent if Parent’s failure to comply with any provision of this Agreement in a material respect is the primary reason for the failure of the Merger to be consummated within such two (2) Business Day period; or
               (i) by delivery of written notice from Parent or Merger Sub to the Company if the Company breaches its obligations under Section 6.4 in any material respect.

     8.2 Effect of Termination. Subject to Section 8.3, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Merger Sub or the Company and their respective directors, officers, employees, partners, members or stockholders and all rights and obligations of any party hereto shall cease; provided, that (i) the agreements contained in Sections 6.6(b) (Confidentiality), 6.7 (Public Announcements), 8.2 (Effect of Termination), 8.3 (Fees and Expenses) and Article IX (General Provisions) shall survive the termination of this Agreement and (ii) that nothing contained herein shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.
     8.3 Fees and Expenses.
               (a) In the event that:
                         (i) this Agreement is terminated by the Company pursuant to Section 8.1(e);
                         (ii) this Agreement is terminated by Parent or Merger Sub pursuant to Section 8.1(f); or
                         (iii) this Agreement is terminated by Parent or Merger Sub pursuant to Section 8.1(i);
then, in any such event under clause (i) of this Section 8.3(a) the Company shall pay as directed by the Parent the Termination Fee by wire transfer of same day funds before or concurrently with such termination, and in any such event under clause (ii) or (iii) of this Section 8.3(a), the Company shall pay as directed by Parent the Termination Fee by wire transfer of same day funds within three (3) Business Days after such termination; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $7,500,000, plus the documented out-of-pocket costs and expenses of Parent and Merger Sub relating to the Transaction (including fees and expenses of Representatives of Parent and Merger Sub), which shall not exceed $1,500,000 (the “Parent Expenses”).
               (b) In the event that this Agreement is terminated by the Company, Parent or Merger Sub pursuant to Section 8.1(b)(i) and a Takeover Proposal shall have been publicly announced following the date of this Agreement and such Takeover Proposal shall not have been unconditionally publicly withdrawn prior to the date of the Company Stockholders’ Meeting (the “No Vote Termination”), then the Company shall pay as directed by Parent the Parent Expenses by wire transfer of same day funds within three (3) Business Days after such termination. In addition, if within nine (9) months following the date of such No Vote Termination, the Company consummates, or enters into a Contract providing for the implementation of, a Takeover

Proposal, and a Takeover Proposal is subsequently consummated, then the Company shall pay as directed by Parent an amount equal to the Termination Fee less the Parent Expenses by wire transfer of same day funds within three (3) Business Days following the consummation of such Takeover Proposal. For purposes of the foregoing, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “51%.”
     8.4 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.
     8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE IX
General Provisions
     9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (x) as of the date delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or (y) as of the date received if sent by prepaid overnight carrier (providing proof of delivery), in each case of (x) and (y), to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):
(a) if to Parent or Merger Sub:

Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023
Attention: Satish Adige
Facsimile: (212) 364-8259
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Ariel J. Deckelbaum
Facsimile: (212) 757-3990
(b) if to the Company:
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
Attention: Jim Pluntze
Facsimile: (978) 946-7803
with a copy to:
BRL Law Group LLC
425 Boylston Street
3rd Floor
Boston, MA 02116
Attention: Thomas B. Rosedale
Facsimile: (617) 399-6930
(c) if to the Special Committee:
400 Minuteman Road
Andover, Massachusetts 01810
Attention: Chairman of the Special Committee
Facsimile: (978) 910-0264
with a copy to:
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
P.O. Box 551
Wilmington, Delaware 19899
Attention: Michael D. Allen
Facsimile: (302) 498-7760

     9.2 Certain Definitions. For purposes of this Agreement, the term:
          “Acceptable Confidentiality Agreement” means any confidentiality and standstill agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality and standstill agreement need not prohibit the submission of Takeover Proposals or amendments thereto to the Company.
          “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.
          “Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions located in New York, New York are authorized or required by Law to be closed.
          “Company Material Adverse Effect” means, with respect to the Company, an effect, event or change which has a material adverse effect on (x) the assets, results of operations, or financial condition of the Company and the Company Subsidiaries, taken as a whole, other than effects, events or changes arising out of or resulting from (a) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) general changes or developments in regulatory, political, economic or business conditions or conditions within the industry of the Company or any Company Subsidiary, (c) changes in Law or generally accepted accounting principles or the interpretation thereof, (d) the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, lenders, partners or employees; provided, that this subsection (d) shall not apply for purposes of Section 3.6 (including such section for purposes of Section 7.2), (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (f) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet internal or published projections, forecasts or revenue or earnings predictions (it being understood that the underlying causes of such decline, change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred) or (g) litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement, other than, in the case of any of the foregoing clauses (a) through (e), any effect, event or change that disproportionately affects the Company and the Company Subsidiaries, taken as a whole, relative to other Persons in the industries in which they operate, or (y) the ability of the Company to consummate the Transaction.
          “Company’s Knowledge” means the actual (and not the constructive or imputed) knowledge of R. Brooks Borcherding, Jim Pluntze, Denis Martin, Roger Schwanhausser, Mark Clayman, Sumeet Sabharwal and Amyn Kassim-Lakha.

          “Contract” means any legally binding contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement, whether written or oral.
          “Controlled Group Liability” means all liabilities (a) under Section 302 of ERISA, (b) under Title IV of ERISA, (c) under Sections 412 or 4971 of the Code, in the case of clauses (a), (b) and (c), that are imposed on a the Company or any Company Subsidiary under or in respect of an Employee Program solely by reason of the treatment of the Company or any Company Subsidiary as a single employer with another Person as a result of the application of Section 414(b), (c), (m) or (o) of the Code or by reason of the treatment of the Company or Subsidiary as under common control with another Person as a result of the application of Section 4001(b) of ERISA and (d) in respect of a Multiemployer Plan that are imposed on the Company or any Company Subsidiary on a so-called “controlled group” basis, including under Section 414 of the Code.
          “Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.
          “Environmental Laws” means any federal, state or local Law relating to the pollution, protection, or restoration of the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of or exposure to Hazardous Materials.
          “ERISA” means the Employee Retirement Income Security Act of 1974.
          “ERISA Affiliate” means an Affiliate of the Company if it is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).
          “Exchange Act” means the Securities Exchange Act of 1934.
          “GAAP” means generally accepted accounting principles as applied in the United States.
          “Government Contract” means any Contract to which the Company or any Company Subsidiary is a party, or by which any of them is bound, and to which an ultimate contracting party is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).
          “Hazardous Materials” means any “hazardous waste” as defined in either the Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any “hazardous substances” or “pollutant” or “contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act and, to the extent not included in the foregoing, any petroleum or fractions thereof, mold or radioactive substances.

          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
          “Indebtedness” means, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money, whether secured or unsecured, (B) all obligations of such Person (i) under conditional sale or other title retention agreements relating to property purchased by such Person or (ii) for any deferred purchase price of property or services, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (E) all obligations, contingent or otherwise, of such Person under acceptances, letters of credit or similar facilities to the extent drawn, (F) all notes, bonds, letters of credit, debentures, mortgages or similar debt instruments, (G) all obligations secured by Encumbrances, (G) any other amounts required to be considered as indebtedness of such Person for purposes of GAAP and (H) all guarantees of such Person of any such Indebtedness of any other Person; provided, however, that Indebtedness shall exclude any Indebtedness between the Company and any wholly owned Company Subsidiary or any two wholly owned Company Subsidiaries.
          “IRS” means the United States Internal Revenue Service.
          “Material Contracts” means the following Contracts to which the Company or any Company Subsidiary is a party or by which any of them or any of their properties or assets is bound:
               (a) Contracts that are material within the meaning set forth in Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations;
               (b) Contracts with any stockholder, current or former director or officer or Affiliate of the Company or any Subsidiary of the Company;
               (c) Contracts for the transfer, sale, license or other disposition of any of the assets of the Company or any Company Subsidiary for consideration in excess of $500,000;
               (d) Contracts relating to the incurrence of any Indebtedness, the making of any loans or the guarantee of any Indebtedness of any other Person, in each case, involving amounts in excess of $500,000;
               (e) Contracts involving (i) payments to the Company or any Company Subsidiary with respect to which the payments or expenditures are expected to exceed $1,000,000 on an annual basis or (ii) expenditures by the Company or any Company Subsidiary with respect to which the payments or expenditures are expected to exceed $500,000 on an annual basis;

               (f) Contracts restricting the Company or any Company Subsidiary from engaging in any material line of business or competing with any Person or in any geographical area;
               (g) Contracts containing exclusivity obligations or restrictions or otherwise prohibiting or limiting the freedom or right of the Company or any Company Subsidiary to sell, distribute, manufacture, purchase, obtain or otherwise transaction in respect of any products or services;
               (h) Contracts relating to any Company Intellectual Property set forth in Section 3.22(a) of the Company Disclosure Schedule;
               (i) Leases; or
               (j) Government Contracts.
          “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.
          “Nasdaq” means The NASDAQ Stock Market.
          “Parent’s Knowledge” means the actual (and not the constructive or imputed) knowledge of Satish Adige, Christian Lee and Shanti Grandhi.
          “Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, an effect, event, development, condition, circumstance, occurrence or change which materially adversely affects the ability of Parent or Merger Sub to perform their respective obligations hereunder or to consummate the Transaction.
          “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, labor union, other entity or group (as defined in Section 13(d) of the Exchange Act).
          “SEC” means the Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933.
          “Subsidiary” means, with respect to any Person, any corporation more than 50% of whose outstanding voting or equity securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by such Person.
          “Tax Returns” means all reports, returns, declarations, statements, information reports or returns or other information required to be supplied to a Taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

          “Taxes” means (i) any and all federal, state, local, foreign and other taxes, levies, imposts, duties and similar charges of any kind (together with any and all interest, penalties, fines, assessments, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, real or personal property, sales, goods and services, use, license, branch, capital stock, capital gains, payroll, employment, social security, unemployment, compensation, utility, severance, production, occupation, premium, net worth, excise, estimated, withholding, ad valorem, stamp, customs duties, transfer, value added or gains taxes and similar charges, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.
     9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Appraisal Rights	2.3(a)
Assets	3.11(b)
Atlantic Voting Agreement	6.4(b)
Bankruptcy and Equity Exception	3.2(a)
Base Premium	6.5(c)
Book-Entry Shares	2.1(c)
Certificate	2.1(c)
Certificate of Merger	1.2
Closing	1.3
Closing Date	1.3
Closing Option Merger Consideration	2.1(e)
Code	2.2
Common Stock Merger Consideration	Recitals
Company	Preamble
Company Adverse Recommendation Change	6.4(d)
Company Assets	6.2(c)
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Employee	6.8(b)
Company Equity Incentive Plans	2.1(e)
Company Intellectual Property	3.22(a)
Company Preferred Stock	3.3(a)

Term	Section
Company Recommendation	3.2(b)
Company SEC Reports	3.7(a)
Company Stock Options	2.1(e)
Company Stock Rights	6.19
Company Stockholder Approval	3.17
Company Stockholders’ Meeting	6.1(c)
Company Subsidiaries	3.1(b)
Company Warrants	Recitals
Confidentiality Agreement	6.6(b)
Credit Agreement	6.18
DGCL	Recitals
Dispose	6.2(c)
Dissenting Shares	2.3(a)
Effective Time	1.2
Employee Programs	3.13(a)
Encumbrances	3.4
End Date	8.1(b)(iii)
Environmental Licenses	3.12(b)
ESPP	2.1(g)
Excluded Shares	2.1(b)
Forfeited Stock	2.1(c)
Governmental Entity	3.6
Impairment	6.2(c)
Indemnified Parties	6.5(a)
Indemnified Party	6.5(a)
Intellectual Property	3.22(a)
IP Licenses	3.22(e)
IT Assets	3.22(f)
Law	3.6
Laws	3.6
Leased Real Property	3.11(a)
Leases	3.11(a)
Legal Actions	3.8
Licensed Intellectual Property	3.22(a)
Merger	Recitals
Merger Consideration	2.1(h)
Merger Sub	Preamble
NOLs	3.10(h)
Non-US Company Employees	6.8(b)
No Vote Termination	8.3(b)
Other Filings	6.2(a)
Owned Intellectual Property	3.22(a)
Parent	Preamble
Parent Assets	6.2(c)
Parent Expenses	8.3(a)

Term	Section
Paying Agent	2.1(h)
Paying Agent Agreement	2.1(h)
Payment Fund	2.1(h)
Post-Signing Returns	6.12(a)
Preferred Stock Merger Consideration	Recitals
Principal Stockholders	Recitals
Proxy Statement	6.1(a)
Representatives	6.4(a)
Restricted Stock Consideration	2.1(j)(ii)
Sarbanes-Oxley Act	3.7(a)
Securities Laws	3.7(a)
Series A Preferred Stock	Recitals
Significant Customers	3.23(a)
Significant Vendors	3.23(b)
Special Committee	Recitals
Superior Proposal	6.4(g)
Stock Merger Consideration	Recitals
Surviving Corporation	1.1(a)
Takeover Proposal	6.4(f)
Tax-Qualified Plan	6.20
Tax Sharing Agreements	3.10(d)
Termination Fee	8.3(a)
Transaction	Recitals
UK Subs	3.10(j)
US Company Employees	6.8(b)
Vested Restricted Stock	2.1(c)
Voting Agreements	Recitals
WARN	3.14(c)
Warrant Consideration	2.1(f)
Warrant Holders Agreement	Recitals
     9.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. Terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, and wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The term “made available”, when referring to information, documents, projections, forecasts or other material made available to Parent or Merger Sub, means that such information, documents, projections, forecasts or other material has been placed in the data room in connection with the Transaction or otherwise provided to Parent or its Representatives. References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, except where the reference to Law speaks as of a date certain or references the effect of a change in Law. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action. The term “or” is used in the inclusive sense of “and/or”.
     9.5 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Articles I and II, Section 6.5 and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and (b) thereafter there shall be no liability on the part of any of Parent, Merger Sub or the Company or any of their respective directors, officers, employees or stockholders in respect thereof. Except as expressly set forth in this Agreement or in any certificate delivered to the Company, Parent or Merger Sub pursuant to the express terms of this Agreement, there are no representations or warranties of any party hereto, express or implied.
     9.6 Remedies; Specific Enforcement.
               (a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.
               (b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
     9.7 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the Transaction. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certificates in this Section 9.7.

     9.8 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Parent may assign this Agreement or any of its rights, interests or obligations hereunder to any of its wholly-owned Subsidiaries; provided, however, any such assignment shall not release Parent from any of its obligations hereunder if such assignment is made prior to the Closing. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
     9.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes, together with the Confidentiality Agreement and the Company Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Section 6.5, which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     9.10 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     9.11 Choice of Law/Consent to Jurisdiction.
               (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.
               (b) Each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any court of the United States located in the State of Delaware for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transaction, (ii) agrees not to commence any litigation relating thereto except in such courts, (iii) waives any objection to the laying of venue of any such litigation in such courts and (iv) agrees not to plead or claim in such courts that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees,

(A) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (B) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (A) or (B) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
     9.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.
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     IN WITNESS WHEREOF, Time Warner Cable Inc., Avatar Merger Sub Inc. and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TIME WARNER CABLE INC.

By:	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

AVATAR MERGER SUB INC.

By:	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

NAVISITE, INC.

By:	/s/ James W. Pluntze
Name: James W. Pluntze
Title: Chief Financial Officer

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